United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2012

IFRS

Filed at CVM, SEC and HKEx on

April 25, 2012

Vale S.A.

Interim Financial Statements Index

Page
Report of Independent Registered Public Accounting Firm	3

Consolidated and Parent Company Interim Balance Sheet as of March 31, 2012 and December 31, 2011	5

Consolidated Interim Statement of Income for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	7

Parent Company Interim Statement of Income for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	8

Consolidated and Parent Company Interim Statement of Comprehensive Income for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	9

Interim Statement of Changes in Stockholders’ Equity for the three-months period ended March 31, 2012 and March 31, 2011	10

Consolidated Interim Statement of Cash Flow for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	11

Parent Company Interim Statement of Cash Flow for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	12

Consolidated Interim Statement of Added Value for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	13

Parent Company Interim Statement of Added Value for the three-months period ended March 31, 2012, December 31, 2011, March 31, 2011	14

Notes to the Consolidated Financial Statements	15

Report on review of condensed

interim accounting information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying balance sheet of Vale S.A. (the “Company”) as of March 31, 2012, and the related statements of income, comprehensive income, changes in equity and cash flows for three-month period then ended.

We have also reviewed the accompanying consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as of March 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for three-month period then ended.

Management is responsible for the preparation of the Company condensed interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (CPC), and the consolidated condensed interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed interim

accounting information of the Company

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim accounting information of the Company referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the interim financial information.

Conclusion on the consolidated

condensed interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the interim financial information.

Other matters interim statements

of value added

We have also reviewed the Company and the consolidated interim statements of value added for the three-month period ended March 31, 2012, presented as supplementary information. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the condensed interim accounting information taken as a whole.

Rio de Janeiro, April 25, 2012

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

Balance Sheet

In millions of Reais

		Consolidated		Parent Company
	Notes	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	9	9,010,806	6,593,177	1,062,693	574,787
Derivatives at fair value	25	1,069,906	1,111,744	727,401	573,732
Accounts receivable	10	14,024,877	15,888,807	15,932,236	15,808,849
Related parties	30	299,861	153,738	3,134,853	2,561,308
Inventories	11	10,155,595	9,833,050	3,388,293	3,182,738
Recoverable taxes	12	3,622,274	4,190,141	1,645,296	2,316,532
Advances to suppliers		684,972	733,382	218,719	381,768
Others		1,925,756	1,646,824	362,236	183,394
		40,794,047	40,150,863	26,471,727	25,583,108
Non-current assets

Related parties	30	932,775	904,172	613,816	445,769
Loans and financing agreements to receive		382,697	399,277	161,187	158,195
Prepaid expenses		454,052	426,252	16,643	16,643
Judicial deposits	18	2,814,973	2,734,599	2,165,823	2,091,492
Deferred income tax and social contribution	20	3,917,462	3,538,830	2,541,828	2,108,558
Recoverable taxes	12	1,134,490	1,097,134	228,087	201,226
Derivatives at fair value	25	52,977	112,253	—	96,262
Reinvestment tax incentive		689,416	428,750	689,416	428,750
Others		530,190	668,940	248,385	371,620
		10,909,032	10,310,207	6,665,185	5,918,515

Investments	13	15,816,422	14,984,038	115,563,168	113,149,994
Intangible assets	14	17,959,670	17,788,581	14,067,787	13,973,730
Property, plant and equipment, net	15	157,088,920	153,854,863	58,027,225	55,503,193
		201,774,044	196,937,689	194,323,365	188,545,432

Total assets		242,568,091	237,088,552	220,795,092	214,128,540

(I) Period adjusted according to note 4.

(A free translation from the original in Portuguese)

Balance Sheet

In millions of Reais, except number of shares

(Continued)

		Consolidated		Parent Company
	Notes	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
		(unaudited)		(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers and contractors		8,493,405	8,851,220	4,147,418	3,503,577
Payroll and related charges		1,380,149	2,442,255	775,912	1,581,782
Derivatives at fair value	25	51,064	135,697	44,385	117,470
Current portion of long-term debt	17	3,413,847	2,807,280	1,029,456	891,654
Short-term debt	17	915,700	40,044	915,700	—
Related parties	30	36,208	42,907	5,227,391	4,959,017
Taxes payable and royalties		632,393	978,915	170,805	329,680
Provision for income taxes		500,195	955,342	—	—
Employee post retirement benefits obligations		298,482	316,061	143,361	140,508
Provision for asset retirement obligations	19	126,778	136,436	13,614	20,507
Dividends and interest on capital		2,207,101	2,207,101	2,207,101	2,207,101
Others		1,816,798	1,773,502	719,832	400,023
		19,872,120	20,686,760	15,394,975	14,151,319

Non-current liabilities
Derivatives at fair value	25	1,015,223	1,238,542	826,173	953,357
Long-term debt	17	41,189,225	40,224,674	18,303,792	18,595,793
Related parties	30	143,184	170,616	28,852,629	28,654,132
Employee post retirement benefits obligations		2,910,356	2,845,725	333,963	406,330
Provisions for contingencies	18	3,308,828	3,144,740	2,066,191	1,927,686
Deferred income tax and social contribution	20	10,453,979	10,613,773	—	—
Asset retirement obligations	19	3,552,345	3,427,294	1,117,309	1,094,824
Stockholders’ Debentures	29	2,674,090	2,495,995	2,674,090	2,495,995
Redeemable noncontrolling interest		830,837	942,668	—	—
Others		4,469,022	4,617,145	2,113,511	2,373,706
		70,547,089	69,721,172	56,287,658	56,501,823
Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2011 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2011 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible votes - common shares		348,057	359,649	348,057	359,649
Mandatorily convertible votes - preferred shares		770,435	796,162	770,435	796,162
Treasury stock - 181,099,660 (2011 - 181,099,814) preferred and 86,911,074 (2011 - 86,911,207) common shares		(9,918,530)	(9,918,541)	(9,918,530)	(9,918,541)
Results from operations with noncontrolling stockholders		(87,960)	(70,706)	(87,960)	(70,706)
Valuation adjustment		233,045	219,556	233,045	219,556
Cumulative translation adjustments		(2,058,976)	(1,016,711)	(2,058,976)	(1,016,711)
Retained earnings		84,826,388	78,105,989	84,826,388	78,105,989
Total company stockholders’ equity		149,112,459	143,475,398	149,112,459	143,475,398
Noncontrolling interests		3,036,423	3,205,222	—	—
Total stockholders’ equity		152,148,882	146,680,620	149,112,459	143,475,398
Total liabilities and stockholders’ equity		242,568,091	237,088,552	220,795,092	214,128,540

(I) Period adjusted according to note 4.

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Income Consolidated

In millions of Reais, except as otherwise stated

		Three-month period ended (unaudited)
	Notes	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Net operating revenue		19,591,174	26,024,980	22,017,191
Cost of goods solds and services rendered	27	(10,049,383)	(10,769,735)	(9,234,622)

Gross profit		9,541,791	15,255,245	12,782,569

Operating (expenses) income
Selling and administrative expenses	27	(934,403)	(1,511,653)	(697,490)
Research and development expenses	27	(526,557)	(953,686)	(568,814)
Other operating expenses, net	27	(1,191,318)	(1,807,480)	(685,595)
Realized gain on assets available for sales		—	—	2,492,175
		(2,652,278)	(4,272,819)	540,276
Operating profit		6,889,513	10,982,426	13,322,845

Financial income	28	1,480,155	538,128	830,285
Financial expenses	28	(1,258,766)	(1,638,987)	(1,097,700)
Equity results from associates	13	437,020	294,662	465,786
Income before income tax and social contribution		7,547,922	10,176,229	13,521,216
Income tax and social contribution
Current	20	(1,435,730)	(1,853,622)	(2,651,335)
Deferred	20	505,137	(149,470)	332,257
		(930,593)	(2,003,092)	(2,319,078)
Net income of the period		6,617,329	8,173,137	11,202,138

Loss attributable to non-controlling interests		(103,071)	(181,310)	(88,845)
Net income attributable to the Company’s stockholders		6,720,400	8,354,447	11,290,983

Earnings per share attributable to the Company’s stockholders:
Basic earnings per share:
Preferred share and Common		1.27	1.61	2.12

Diluted earnings per share:
Preferred share and Common		1.27	1.61	2.12

(I) Period adjusted according to note 4.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Interim Statement of Income Parent Company

In millions of Reais, except as otherwise stated

		Three-month period ended (unaudited)
	Notes	March 31, 2012	December 31, 2011	March 31, 2011
Net operating revenue		11,889,232	17,520,890	13,542,978
Cost of goods solds and services rendered	27	(5,361,841)	(5,888,721)	(4,677,964)

Gross profit		6,527,391	11,632,169	8,865,014

Operating (expenses) income
Selling and administrative expenses	27	(558,794)	(846,896)	(369,354)
Research and development expenses	27	(287,705)	(482,053)	(278,875)
Other operating expenses, net	27	(517,948)	(642,490)	(156,179)
Equity results from subidiaries	13	2,019,055	961,353	2,423,258
Realized gain on assets available for sales		—	—	2,492,175
		654,608	(1,010,086)	4,111,025
Operating profit		7,181,999	10,622,083	12,976,039

Financial income	28	1,124,004	238,483	438,057
Financial expenses	28	(1,276,255)	(1,067,006)	(1,076,157)
Equity results from associates	13	437,020	294,662	465,786
Income before income tax and social contribution		7,466,768	10,088,222	12,803,725

Income tax and social contribution
Current	20	(1,191,925)	(1,341,490)	(1,715,474)
Deferred	20	445,557	(392,285)	202,732
		(746,368)	(1,733,775)	(1,512,742)
Net income of the period		6,720,400	8,354,447	11,290,983

Earnings per share attributable to the Company’s stockholders:
Basic earnings per share:
Preferred share and Common		1.27	1.61	2.12

Diluted earnings per share:
Preferred share and Common		1.27	1.61	2.12

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Comprehensive Income

In millions of Reais

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Net income	6,617,329	8,173,137	11,202,138
Other comprehensive income
Cumulative translation adjustments	(1,101,899)	1,258,183	(838,126)

Unrealized gain (loss) on available-for-sale investments	(698)	1,817	(813)

Cash flow hedge
Gross balance as of the period/year ended	41,085	(261,701)	25,241
Tax benefit (expense)	(26,898)	9,133	(13,399)
	14,187	(252,568)	11,842
Total comprehensive income of the period	5,528,919	9,180,569	10,375,041

Comprehensive income attributable to noncontrolling interests	(162,704)	(140,512)	(221,155)
Comprehensive income attributable to the Company’s stockholders	5,691,623	9,321,081	10,596,196
	5,528,919	9,180,569	10,375,041

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011

Net income	6,720,400	8,354,447	11,290,983
Other comprehensive income
Cumulative translation adjustments	(1,042,266)	1,217,385	(704,616)

Unrealized gain (loss) on available-for-sale investments	(698)	1,817	(813)

Cash flow hedge
Gross balance as of the period/year ended	41,085	(261,701)	24,041
Tax benefit (expense)	(26,898)	9,133	(13,399)
	14,187	(252,568)	10,642
Total comprehensive income of the period	5,691,623	9,321,081	10,596,196

(I) Period adjusted according to note 4.

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Changes in Stockholders’ Equity

In millions of Reais

	Three-month period ended (unaudited)
	Capital	Results in the translation/ issuance of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Valuation adjustment	Income from operations with non-controlling stockholders	Cumulative translation adjustment	Retained earnings	Parent company stockholders’equity	Non-controlling stockholders’s interests	Total stockholders’’ equity
January 01, 2011	50,000,000	1,867,210	1,441,576	72,487,917	(4,826,127)	(25,383)	685,035	(9,512,225)	—	112,118,003	4,216,603	116,334,606
Net income of the period	—	—	—	—	—	—	—	—	11,290,983	11,290,983	(88,845)	11,202,138
Additional remuneration for mandatorily convertible notes	—	—	(16,104)	—	—	—	—	—	—	(16,104)	—	(16,104)
Cash flow hedge, net of taxes	—	—	—	—	—	10,642	—	—	—	10,642	1,200	11,842
Unrealized results on valuation at market	—	—	—	—	—	(813)	—	—	—	(813)	—	(813)
Translation adjustments for the period	—	—	—	—	—	—	—	(704,616)	—	(704,616)	(133,510)	(838,126)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(9,970)	(9,970)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	114,364	114,364
Acquisitions and disposal of noncontrolling shareholdings	—	—	—	—	—	—	—	—	—	—	193,788	193,788
March 01, 2011	50,000,000	1,867,210	1,425,472	72,487,917	(4,826,127)	(15,554)	685,035	(10,216,841)	11,290,983	122,698,095	4,293,630	126,991,725

January 01, 2011	75,000,000	—	1,155,811	78,105,988	(9,918,541)	219,556	(70,706)	(1,016,710)	—	143,475,398	3,205,222	146,680,620
Net income of the period	—	—	—	—	—	—	—	—	6,720,400	6,720,400	(103,071)	6,617,329
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	19,896	19,896
Repurcharse of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(37,319)	—	—	—	—	—	—	(37,319)	—	(37,319)
Cash flow hedge, net of taxes	—	—	—	—	—	14,187	—	—	—	14,187	—	14,187
Currency translation adjustments of the period	—	—	—	—	—	—	—	(1,042,266)	—	(1,042,266)	(59,633)	(1,101,899)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(484)	(484)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	90,196	90,196
Acquisitions and disposal of noncontrolling shareholdings	—	—	—	—	—	—	(17,254)	—	—	(17,254)	(115,703)	(132,957)
Unrealized results on valuation at market	—	—	—	—	—	(698)	—	—	—	(698)	—	(698)
March 01, 2012	75,000,000	—	1,118,492	78,105,988	(9,918,530)	233,045	(87,960)	(2,058,976)	6,720,400	149,112,459	3,036,423	152,148,882

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Cash Flow Consolidated

In millions of Reais

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Cash flow from operating activities:
Net income	6,617,329	8,173,137	11,202,138
Adjustments to reconcile net income to cash from operations
Results of equity investments	(437,020)	(294,662)	(465,786)
Realized gain on assets held for sale	—	—	(2,492,175)
Depreciation, amortization and depletion	1,797,762	2,036,266	1,523,197
Deferred income tax and social contribution	(505,137)	149,470	(332,257)
Monetary and exchange rate changes, net	(368,323)	1,933,372	499,081
Loss on disposal of property, plant and equipment	81,563	67,017	278,626
Net unrealized losses (gains) on derivatives	(194,059)	542,407	(350,875)
Others	(3,986)	(71,276)	(45,877)
Decrease (increase) in assets:
Accounts receivable from customers	1,479,640	255,895	82,641
Inventories	(703,793)	(478,630)	(1,214,028)
Recoverable taxes	660,558	(391,332)	(187,761)
Others	(36,329)	(471,132)	448,918
Increase (decrease) in liabilities:
Suppliers and contractors	(778,026)	4,170	292,393
Payroll and related charges	(1,056,185)	373,592	(602,871)
Taxes and contributions	(1,003,713)	803,775	656,869
Others	91,043	132,664	1,133,086
Net cash provided by operating activities	5,641,324	12,764,733	10,425,319

Cash flow from investing activities:
Short-term investments	—	—	2,118,480
Loans and advances receivable	(65,630)	(269,412)	(250,769)
Guarantees and deposits	(20,467)	(18,022)	(47,543)
Additions to investments	(373,506)	(259,003)	(561,044)
Additions to property, plant and equipment	(5,236,156)	(11,060,393)	(4,686,130)
Dividends/interest on capital received	107,359	371,298	412,088
Proceeds from disposal of investments held for sale	—	—	1,794,985
Net cash provided by (used in) investing activities	(5,588,400)	(11,235,532)	(1,219,933)

Cash flow from financing activities:
Short-term debt
Additions	909,354	—	2,199,059
Repayments	(75,814)	—	(1,340,398)
Long-term debt	1,815,105	411,732	750,358
Repayments:
Financial institutions	(112,386)	(146,167)	(2,902,121)
Dividends and interest on capital paid to stockholders	—	(5,260,800)	(1,670,100)
Dividends and interest on capital attributed to noncontrolling interest	—	(72,047)	—
Transactions with noncontrolling stockholders	(132,860)	(2,083,537)	—
Treasury stock	—	(1,772,289)	—
Net cash provided by (used in) financing activities	2,403,399	(8,923,108)	(2,963,202)

Increase (decrease) in cash and cash equivalents	2,456,323	(7,393,907)	6,242,184
Cash and cash equivalents of cash, beginning of the period	6,593,177	14,024,263	12,175,282
Effect of exchange rate changes on cash and cash equivalents	(38,694)	(37,179)	(50,087)
Cash and cash equivalents, end of the period	9,010,806	6,593,177	18,367,379
Cash paid during the period for:
Short-term interest	(2,438)	(809)	(1,819)
Long-term interest	(582,050)	(354,683)	(561,107)
Income tax and social contribution	(1,152,687)	(1,535,490)	(1,697,264)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(99,185)	(35,323)	(63,498)

(I) Period adjusted according to note 4.

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Cash Flow Parent Company

In millions of Reais

	Three-month period ended (unaudited)
	March 31, 2012	March 31, 2011
Cash flow from operating activities:
Net income	6,720,400	11,290,983
Adjustments to reconcile net income to cash from operations
Results of equity investments	(2,456,075)	(2,889,044)
Realized gain on assets held for sale	—	(2,492,175)
Depreciation, amortization and depletion	562,103	468,702
Deferred income tax and social contribution	(445,557)	(202,732)
Monetary and exchange rate changes, net	(707,467)	(596,370)
Loss on disposal of property, plant and equipment	36,447	100,402
Net unrealized losses (gains) on derivatives	(221,526)	(166,505)
Dividends / interest on capital received	108,041	639,919
Others	155,460	54,356
Decrease (increase) in assets:
Accounts receivable from customers	(123,387)	4,525,153
Inventories	(221,899)	(69,360)
Recoverable taxes	644,375	(59,178)
Others	(95,847)	(47,465)
Increase (decrease) in liabilities:
Suppliers and contractors	643,840	539,055
Payroll and related charges	(805,871)	(494,694)
Taxes and contributions	(158,874)	1,108,449
Others	299,090	264,810
Net cash provided by operating activities	3,933,253	11,974,306

Cash flow from investing activities:
Loans and advances receivable	(427,441)	(1,095,454)
Guarantees and deposits	(21,717)	(34,097)
Additions to investments	(1,341,411)	(561,044)
Additions to property, plant and equipment	(3,351,345)	(2,460,494)
Net cash provided by (used in) investing activities	(5,141,914)	(4,151,089)

Cash flow from financing activities:
Short-term debt
Additions	909,354	1,014,250
Repayments	(912,690)	(2,457,767)
Long-term debt
Additions	1,813,321	1,300,306
Repayments:
Financial institutions	(113,418)	(706,837)
Dividends and interest on capital paid to stockholders	—	(1,670,100)
Net cash provided by (used in) financing activities	1,696,567	(2,520,148)

Increase (decrease) in cash and cash equivalents	487,906	5,303,069
Cash and cash equivalents of cash, beginning of the period	574,787	4,823,377
Cash and cash equivalents, end of the period	1,062,693	10,126,446
Cash paid during the period for:
Short-term interest	(1,860)	(2,476)
Long-term interest	(396,229)	(558,467)
Income tax and social contribution	(311,766)	(3,103,414)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(8,892)	(27,616)
Transfer of advance for future capital increase to investments	—	(334,756)

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Added Value Consolidated

In millions of Reais

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Generation of added value
Gross revenue
Revenue from products and services	20,095,353	26,609,419	22,575,846
Gain on realization of assets available for sale	—	—	2,492,175
Other revenue	(138)	(24,840)	—
Revenue from the construction of own assets	5,049,100	9,603,715	3,893,786
Allowance for doubtful accounts	2,872	27,336	11,932
Less:
Acquisition of products	(760,660)	(1,055,406)	(756,899)
Outsourced services	(3,668,722)	(5,218,289)	(2,826,611)
Materials	(4,515,909)	(8,538,615)	(4,298,948)
Fuel oil and gas	(856,836)	(962,376)	(928,142)
Energy	(395,921)	(364,610)	(481,580)
Other costs and expenses	(2,311,399)	(3,739,525)	(2,222,660)
Gross added value	12,637,740	16,336,809	17,458,899

Depreciation, amortization and depletion	(1,797,762)	(2,036,266)	(1,523,197)
Net added value	10,839,978	14,300,543	15,935,702

Received from third parties

Financial income	735,419	509,838	739,928
Equity results	437,020	294,662	465,786

Total added value to be distributed	12,012,417	15,105,043	17,141,416

Personnel	2,103,886	2,286,029	1,594,783
Taxes, rates and contribution	1,846,579	1,032,088	1,018,074
Current income tax	1,435,730	1,853,622	2,651,335
Deferred income tax	(505,137)	149,470	(332,257)
Remuneration of debt capital	1,092,369	1,168,925	1,030,499
Monetary and exchange changes, net	(578,339)	441,772	(23,156)
Net income attributable to the Company’s stockholders	6,720,400	8,354,447	11,290,983
Loss attributable to noncontrolling interest	(103,071)	(181,310)	(88,845)

Distribution of added value	12,012,417	15,105,043	17,141,416

(I) Period adjusted according to note 4.

The accompanying notes are an integral part of these interim financial statements.

Interim Statement of Added Value Parent Company

In millions of Reais

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2012	March 31, 2011
Generation of added value
Gross revenue
Revenue from products and services	12,185,635	13,916,246
Gain on realization of assets available for sale	—	2,492,175
Revenue from the construction of own assets	3,358,303	2,479,986
Allowance for doubtful accounts	2,089	14,907
Less:
Acquisition of products	(413,545)	(586,826)
Outsourced services	(2,413,607)	(1,699,685)
Materials	(2,587,852)	(2,510,274)
Fuel oil and gas	(491,090)	(470,005)
Energy	(221,721)	(205,913)
Other costs and expenses	(1,206,730)	(789,180)
Gross added value	8,211,482	12,641,431

Depreciation, amortization and depletion	(562,103)	(468,702)
Net added value	7,649,379	12,172,729

Received from third parties
Financial income	425,826	403,762
Equity results	2,456,075	2,889,044

Total added value to be distributed	10,531,280	15,465,535

Personnel	1,132,694	892,790
Taxes, rates and contribution	1,353,741	727,158
Current income tax	1,191,925	1,715,474
Deferred income tax	(445,557)	(202,732)
Remuneration of debt capital	946,666	956,797
Monetary and exchange changes, net	(368,589)	85,065
Net income attributable to the Company’s stockholders	6,720,400	11,290,983

Distribution of added value	10,531,280	15,465,535

The accompanying notes are an integral part of these interim financial statements.

Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1-            Operational Context

Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Graça Aranha Avenue, 26, Downtown, State of Rio de Janeiro, Brazil and has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).

The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.

As at March 31, 2012, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Entities	% ownership	% voting capital	Location	Principal activity
Subsidiaries
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GMBH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	100.00	100.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapura	Logistics

2 -           Basis of presentation

The financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income. The financial statements for the periods of three months ended March 31, 2012, December 31, 2011, March 31, 2011 are unaudited. However, the interim financial statements follow the principles, methods and standards in relation to those adopted at the close of last fiscal year ended December 31, 2011 and therefore should be read in conjunction therewith.

In preparing the interim financial statements the use of estimates is required to account for certain assets, liabilities and transactions. Consequently, the Company’s interim financial statements include various estimates regarding useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. The actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year to end on December 31, 2012.

a)             Consolidated interim financial statements

The consolidated financial statements of the company have been prepared and are presented according to the Accounting Pronouncements Committee - CPC 21 (R1) Interim Statements, equivalent to International Accounting Standard IAS 34 - Interim Financial Reporting.

b)             Parent company interim financial statements

The interim financial statements of the individual parent have been prepared under the Accounting Pronouncements Committee - CPC 21 (R1) Interim Statements are presented with the consolidated interim financial statements.

In the case of Vale, CPC 21 applied to individual interim financial statements differs from IAS 34, applied to the separate financial statements, only in the valuation of investments by the equity method in subsidiaries and affiliates, as according to IAS 34, cost or fair value would be used.

c)             Transactions and balances in foreign exchange

Operations with other currencies are translated into the functional currency of the parent company, Brazillian Reais (“BRL” or “R$”), using the actual exchange rate on the transaction dates (or, if unavailable, the first available exchange rate). The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies, are recognized in the statement of income as financial expense or income.

The quotations of major currencies that impact our operations were:

	Exchange rates used for conversions in reais
	March 31, 2012	December 31, 2011

US dollar - US$	1.8314	1.8683
US canadian dollar - CAD	1.8237	1.8313
US australian dollar - AUD	1.8892	1.9092
Euro - EUR or €	2.4403	2.4165

The foreign exchange of non-monetary financial assets such as investments in shares classified as available for sale, are included in equity under the heading Valuation Adjustment.

The Company has evaluated subsequent events until April 24, 2012, which is the date of the interim financial statements approval by the Executive Directors.

3 -                                 Significant accounting policies

The accounting policies adopted by the Company in preparing its interim financial statements are the same as those adopted in the preparation of financial statements for the year ended December 31, 2011, except for the change in accounting practices (note 4).

4 -           Changes in accounting policies

Considering the choice given by the pronouncement CPC 19 (R1), issued on August 4, 2011, and anticipating the consequences that will accrue from the adoption of IFRS 11 in Brazil in 2013, the Company opted for the purpose of consolidated statements, because of its reflects in investment in jointly-controlled companies using the equity method as from the year 2012.

Adjustment statement in the periods of comparative effects on the balance sheet and income statement:

	December 31, 2011
	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Assets
Current
Cash and Cash equivalents	7,457,928	(864,751)	6,593,177
Other	34,637,288	(1,079,602)	33,557,686
	42,095,216	(1,944,353)	40,150,863
Non-current
Investments	10,917,110	4,066,928	14,984,038
Property, plant and equipment, and Intangible Assets	177,857,715	(6,214,271)	171,643,444
Other	10,913,071	(602,864)	10,310,207
	199,687,896	(2,750,207)	196,937,689
Total Asset	241,783,112	(4,694,560)	237,088,552

Liabilities and Stockholders’ equity
Current
Accounts Payable	9,156,706	(305,486)	8,851,220
Loans and finances	3,871,650	(1,024,326)	2,847,324
Other	9,196,718	(208,502)	8,988,216
	22,225,074	(1,538,314)	20,686,760
Non-current
Loans and finances	42,752,774	(2,528,100)	40,224,674
Deferred income tax and social contribution	10,772,547	(158,774)	10,613,773
Other	19,342,350	(459,625)	18,882,725
	72,867,671	(3,146,499)	69,721,172

Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Noncontrolling interests	3,214,969	(9,747)	3,205,222
Other	68,475,398	—	68,475,398
	146,690,367	(9,747)	146,680,620
Total Liabilities and Stockholders’ equity	241,783,112	(4,694,560)	237,088,552

	Three-month period ended (unaudited)
	December 31, 2011
Statement of Income	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	27,137,680	(1,112,700)	26,024,980
Cost	(11,135,029)	365,294	(10,769,735)

Gross operating profit	16,002,651	(747,406)	15,255,245

Operational expenses	(4,391,172)	118,353	(4,272,819)
Financial expenses	(1,150,452)	49,593	(1,100,859)
Equity results	(178,791)	473,453	294,662

Earnings before taxes	10,282,236	(106,007)	10,176,229

Current and deferred Income tax and social contribution, net	(2,112,992)	109,900	(2,003,092)
Net income of the year	8,169,244	3,893	8,173,137

Loss attributable to noncontrolling interests	(185,203)	3,893	(181,310)
Net income attributable to shareholders	8,354,447	—	8,354,447

	Three-month period ended (unaudited)
	March 31, 2011
Statement of Income	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	22,985,283	(968,092)	22,017,191
Cost	(9,513,771)	279,149	(9,234,622)
Gross operating profit	13,471,512	(688,943)	12,782,569

Operational expenses	446,752	93,524	540,276
Financial expenses	(267,883)	468	(267,415)
Equity results	17,674	448,112	465,786
Earnings before taxes	13,668,055	(146,839)	13,521,216

Current and deferred Income tax and social contribution, net	(2,467,168)	148,090	(2,319,078)
Net income of the year	11,200,887	1,251	11,202,138

Loss attributable to noncontrolling interests	(90,096)	1,251	(88,845)
Net income attributable to shareholders	11,290,983	—	11,290,983

5 -           Critical Accounting Estimates and Judgments

The Critical Accounting Estimates and Judgments are the same as those adopted in the preparation of financial statements for the year ended December 31, 2011.

6 -           Accounting Pronouncements

The Company prepared its Interim consolidated financial statements based on IAS 34 and CPC 21 and on the statements already issued by the CPC and approved by CVM. The statements, interpretations and guidelines issued by the IASB, and not issued by the CPC and approved by CVM will not be adopted in advance by the Company. During the period, the CPC has not issued any new pronouncement, interpretation or guidance. The update on the IASB issued IFRS 1 — first-time adoption did not affect the statements of the Company.

7 -           Risk Management

There was no change in the period in relation to the information disclosed for the year ended December 31, 2011.

8 -           Acquisitions and Disposals

In January 2012, the Extraordinary General Meeting of shareholders of Vale Fertilizantes S.A. (Vale Fertilizantes) approved the redemption of 5,314,386 remaining outstanding shares, including common and preferred, representing 0.94% of total shares of Vale Fertilizantes. Thus, Vale now holds 100% of the total common shares and 100% of preferred shares of Vale Fertilizantes. For this transaction Vale paid R$ 132,860 and accounted for effect of R$ 17,254 is equity.

In February 2011, the Company concluded the transaction announced in May, 2010 with Norsk Hydro ASA (Hydro), to transfer all its stakes in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte-Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts, and 60% of Mineração Paragominas S.A (Paragominas), and all its other Brazilian bauxite mineral rights. In December 31, 2010 these assets were demonstrated as assets held for sale in our balance sheet.

For this transaction Vale received R$ 1,802 in cash and 22% equivalent to 447,834,465 shares of Hydro’s outstanding common shares outstanding (approximately US$ 5.866 according to Hydro’s closing share price at the date of the transaction). Three and five years after the closing of the transaction, the Company will receive two equal tranches of R$ 374 (equivalent to US$ 200) each in cash, related to the remaining payment of 40% of Mineração Paragominas S.A. From the date of the transaction, Hydro has been accounted for by the equity method.

The gain on this transaction, of R$ 2.492, was recorded in the income statement in the line Gain on sale of assets

9 -           Cash and Cash Equivalents

	Consolidated		Parent Company
	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Cash and bank accounts	1,654,545	1,770,142	34,810	176,722
Short-term investments	7,356,261	4,823,035	1,027,883	398,065
	9,010,806	6,593,177	1,062,693	574,787

(I) Period adjusted according to note 4.

Cash and cash equivalents includes cash values, demand deposits, and financial investments with insignificant risk of changes in value, being part Brazillian Reais indexed at the rate of interbank certificates of deposit (“DI Rate”our”CDI”)  and part in US Dollars in time deposits with a maturity of less than three months.

10 -         Accounts Receivables

	Consolidated		Parent Company
	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Denominated in reais “Brazilian Reais”	2,493,112	2,294,927	2,216,013	2,238,140
Denominated in other currencies, mainly US$	11,726,976	13,790,752	13,841,887	13,698,463
	14,220,088	16,085,679	16,057,900	15,936,603

Allowance for doubtful accounts	(195,211)	(196,872)	(125,664)	(127,754)
	14,024,877	15,888,807	15,932,236	15,808,849

(I) Period adjusted according to note 4.

Accounts receivables related to the steel industry market represent 70% and 67.9%, of receivables on March 31, 2012 and December 31, 2011, respectively.

No one customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at March 31, 2012 and December 31, 2011 totaled R$ 538, R$ 2.941, respectively. Write offs as at March 31, 2012, and December 31, 2011, totaled R$ 2.199 and R$ 2.324, respectively.

11 -         Inventories

	Consolidated		Parent Company
	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Inventories of products
Finished	5,552,392	4,881,024	2,328,441	2,170,119
In process	2,243,537	2,568,704	—	—
	7,795,929	7,449,728	2,328,441	2,170,119

Inventories of expenditure	2,359,666	2,383,322	1,059,852	1,012,619

Total	10,155,595	9,833,050	3,388,293	3,182,738

(I) Period adjusted according to note 4.

On March 31, 2012, inventory balances include a provision for adjustment to market value of nickel and manganese in the amount of R$ 21,095 and R$ 16,298 (R$ 26,551 and R$ 16,298 in December 31, 2011), respectively.

	Consolidated	Parent Company
Changes in the inventory
Balance on January 1, 2011 (II)	4,608,928	1,534,837
Addition	36,830,196	2,420,195
Transfer on maintenance supplies	6,275,892	3,180,687
Write-off by sale	(39,176,001)	(4,677,964)
Addition (write-off) by inventory adjustment	(1,050,988)	(261,085)
Write-off by impairments	(38,299)	(26,551)
Balance on December 31, 2011 (II)	7,449,728	2,170,119
Addition	8,595,332	4,637,431
Transfer on maintenance supplies	1,800,252	882,732
Write-off by sale	(10,049,383)	(5,361,841)
Balance on March 31, 2012 (unaudited)	7,795,929	2,328,441

	Consolidated	Parent Company
Changes on Inventory of consumable materials
Balance on January 1, 2011 (II)	2,563,391	782,134
Addition	6,095,823	3,411,172
Consumption	(6,275,892)	(3,180,687)
Balance on December 31, 2011 (II)	2,383,322	1,012,619
Addition	1,776,596	929,965
Consumption	(1,800,252)	(882,732)
Balance on March 31, 2012 (unaudited)	2,359,666	1,059,852

(II) Period adjusted according to note 4, in consolidated.

12 -         Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are classified by the estimated time for realization:

	Consolidated		Parent Company
	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Income tax	2,025,077	1,427,018	435,306	168,365
Value-added tax	1,867,580	1,981,925	837,335	731,259
Brazilian Federal Contributions (PIS - COFINS)	734,934	1,768,006	501,531	1,535,953
Others	129,173	110,326	99,211	82,180
Total	4,756,764	5,287,275	1,873,383	2,517,757

Current	3,622,274	4,190,141	1,645,296	2,316,532
Non-current	1,134,490	1,097,134	228,087	201,226
Total	4,756,764	5,287,275	1,873,383	2,517,758

(I) Period adjusted according to note 4.

13 -         Investments

	Consolidated	Parenty Company
Changes in Investments
Balance as january 01, 2011 (II)	7,315,383	92,111,361
Additions	7,356,871	6,284,274
Disposals	(8,121)	(579,199)
Cumulative translation adjustment	442,693	8,167,819
Equity	1,856,874	9,995,678
Valuation Adjustment	(27,538)	(764,552)
Dividends proposed	(1,952,124)	(2,065,387)
Balance as december 31, 2011 (II)	14,984,038	113,149,994
Additions	378,374	1,351,625
Cumulative translation adjustment	80,422	(1,014,198)
Equity	437,020	2,456,075
Valuation Adjustment	26,638	(64,926)
Dividends proposed	(90,070)	(315,402)
Balance as march 31, 2012 (unaudited)	15,816,422	115,563,168

(II) Period adjusted according to note 4, in consolidated.

	Investments		Equity results			Received dividends
			Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	December 31, 2011	March 31, 2011
	(unaudited)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	277,668	266,253	(2,735)	(12,195)	(6,712)	—	—	—
Balderton Trading Corp	318,570	341,426	(15,559)	(16,262)	(5,777)	—	—	—
Biopalma da Amazonia S.A.	435,549	442,108	(6,559)	(35,266)	—	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	263,100	349,538	39,864	26,985	29,728	—	155,040	—
Compañia Minera Miski Mayo S.A.C	414,514	403,345	18,720	3,300	(13,581)	—	—	—
Ferrovia Centro-Atlantica S.A. (a)	2,386,862	2,359,188	(107,326)	(11,796)	(61,320)	—	—	—
Ferrovia Norte Sul S.A.	1,726,386	1,739,854	(12,897)	(7,613)	(9,050)	—	—	2,922
Mineração Corumbaense Reunida S.A.	1,109,933	1,112,621	(2,688)	84,225	9,787	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	3,787,248	3,834,417	36,003	445,090	(71,467)	—	—	—
Potasio Rio Colorado S.A.	1,940,296	1,494,294	(17,561)	(30,361)	(6,149)	—	—	—
Rio Doce Australia Pty Ltd.	639,181	751,781	(104,557)	(306,982)	(49,659)	—	—	—
Salobo Metais S.A. (a)	5,050,411	4,625,199	4,842	(12,215)	(4,839)	—	—	—
Sociedad Contractual Minera Tres Valles (a)	432,000	432,494	(20,876)	(39,150)	(771)	—	—	—
Vale International Holdings GMBH (b)	7,920,864	7,849,495	(62,515)	(138,453)	1,373,510	—	—	—
Vale Canada Limited (b)	9,083,718	9,746,214	(371,426)	(473,447)	499,030	—	—	—
Vale Colombia Holding Ltd.	1,285,814	1,183,387	(6,388)	10,638	(26,703)	—	—	—
Vale Fertilizantes S.A.	10,635,218	10,735,382	1,462	72,610	58,881	—	—	—
Vale International S.A. (b)	45,582,452	43,804,805	2,654,142	1,553,795	3,236,039	—	—	—
Vale Manganês S.A.	689,333	716,729	(27,396)	(33,802)	39,424	—	198,557	183,792
Vale Mina do Azul S.A.	149,411	154,348	(4,937)	72,755	—	—	—	—
Vale Moçambique S.A.	696,142	770,948	(60,670)	(120,660)	(62,946)	—	—	—
Vale Shipping Holding Pte. Ltd.	3,961,181	3,944,448	73,140	(5,787)	(1,052)	—	—	—
VBG Vale BSGR Limited	705,285	756,825	(39,949)	(92,857)	(11,404)	—	—	—
Outras	255,610	350,857	54,922	28,801	464	682	14,101	41,117
	99,746,746	98,165,956	2,019,055	961,353	4,915,433	682	367,698	227,831
Joint controlled entities

California Steel Industries, INC	304,597	301,088	10,401	(1,572)	9,334	—	10,891	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	207,887	208,497	12,665	17,035	16,274	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	206,073	214,194	3,487	45,496	4,703	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	141,780	150,329	10,239	13,148	16,209	—	71,260	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	363,157	372,304	10,076	11,578	13,541	—	—	—
CSP- Companhia Siderugica do PECEM	852,196	498,643	(1,833)	(5,996)	—	—	—	—
Henan Longyu Energy Resources CO., LTD.	550,674	528,929	31,947	29,837	39,295	107,359	—	—
LOG-IN - Logística Intermodal S/A (c)	194,471	212,085	(17,614)	(7,861)	—	—	—	—
Mineração Rio Grande do Norte S.A. - MRN	247,038	248,463	12,406	9,925	3,334	—	—	—
MRS Logística S.A.	1,098,221	1,027,968	70,350	50,790	60,492	—	80,966	—
Norsk Hydro ASA (d)	6,314,382	6,029,045	50,087	(39,117)	—	—	—	—
Norte Energia S.A.	136,509	136,509	—	—	—	—	—	—
Samarco Mineração S.A.	1,117,652	744,742	372,910	332,280	346,719	—	208,181	412,088
Teal Minerals (Barbados) Incorporated	429,890	437,134	(2,542)	6,204	(7,557)	—	—	—
Tecnored Desenvolvimento Tecnologico S.A.	102,341	85,963	(2,851)	(8,141)	(1,390)	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	2,843,481	3,003,275	(64,400)	(157,330)	(14,178)	—	—	—
Vale Florestar Fundo de Investimento	228,782	227,015	1,767	(4,366)	(2,092)	—	—	—
Vale Soluções em Energia S.A.	214,692	272,075	(56,982)	(1,026)	(14,447)	—	—	—
Zhuhai YPM Pellet Co	30,816	42,623	324	—	(1,165)	—	—	—
Others	231,783	243,157	(3,417)	3,778	(3,286)	—	—	—
	15,816,422	14,984,038	437,020	294,662	465,786	107,359	371,298	412,088
	115,563,168	113,149,994	2,456,075	1,256,015	5,381,219	108,041	738,996	639,919

(a) Investment balance includes the values of advances for future capital increase;

(b) Excluded from equity, investment companies already detailed in note;

(c) Market value on March 31, 2012 was R$ 229,899 and in December 31,2011 was R$ 197,138; and

(d) Market value on March 31, 2012 was R$ 4,420,684 and in December 31, 2011 was R$ 3,806,880.

14 -         Intangible

	Consolidated
	March 31, 2012			December 31, 2011 (I)
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	8,962,331	—	8,962,331	8,989,901	—	8,989,901
	8,962,331	—	8,962,331	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	10,231,110	(2,931,368)	7,299,742	9,996,789	(2,813,133)	7,183,656
Right to use	1,132,847	(90,595)	1,042,252	1,132,774	(79,901)	1,052,873
Others	1,828,670	(1,173,325)	655,345	1,682,473	(1,120,322)	562,151
	13,192,627	(4,195,288)	8,997,339	12,812,036	(4,013,356)	8,798,680

Total	22,154,958	(4,195,288)	17,959,670	21,801,937	(4,013,356)	17,788,581

(I) Period adjusted according to note 4.

	Parent Company
	March 31, 2012 (Unaudited)			December 31, 2011
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	8,962,331	—	8,962,331	8,989,901	—	8,989,901
	8,962,331	—	8,962,331	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	6,035,030	(2,185,747)	3,849,283	5,920,202	(2,105,340)	3,814,862
Right to use	678,676	(77,848)	600,828	678,676	(71,860)	606,816
Others	1,828,670	(1,173,325)	655,345	1,682,473	(1,120,322)	562,151
	8,542,376	(3,436,920)	5,105,456	8,281,351	(3,297,522)	4,983,829

Total	17,504,707	(3,436,920)	14,067,787	17,271,252	(3,297,522)	13,973,730

The table below shows the movement of intangible assets during the period:

	Consolidated
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011 (I)	8,654,307	6,514,317	1,054,289	685,690	16,908,603
Addition through acquisition	—	1,378,222	—	294,489	1,672,711
Write off	—	(80,734)	—	(2,038)	(82,772)
Amortization	—	(859,326)	(23,954)	(184,813)	(1,068,093)
Translation adjustment	335,594	—	22,538	—	358,132
Others	—	231,177	—	(231,177)	—
Balance at December 31, 2011 (I)	8,989,901	7,183,656	1,052,873	562,151	17,788,581
Addition through acquisition	—	235,489	—	145,624	381,113
Write off	—	(595)	—	—	(595)
Amortization	—	(118,808)	(10,694)	(52,430)	(181,932)
Translation adjustment	(27,570)	—	73	—	(27,497)
Balance at March 31, 2012 (unaudited)	8,962,331	7,299,742	1,042,252	655,345	17,959,670

(I) Period adjusted according to note 4.

	Parent Company
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011	8,654,307	3,823,518	630,770	454,513	13,563,108
Addition through acquisition	—	331,867	—	294,489	626,356
Write off	—	(29,888)	—	(2,038)	(31,926)
Amortization	—	(310,635)	(23,954)	(184,813)	(519,402)
Translation adjustment	335,594	—	—	—	335,594
Balance at December 31, 2011	8,989,901	3,814,862	606,816	562,151	13,973,730
Addition through acquisition	—	115,996	—	145,624	261,620
Write off	—	(595)	—	—	(595)
Amortization	—	(80,980)	(5,988)	(52,430)	(139,398)
Translation adjustment	(27,570)	—	—	—	(27,570)
Balance at March 31, 2012 (unaudited)	8,962,331	3,849,283	600,828	655,345	14,067,787

15 -         Property, plant and equipment

	Consolidated
	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total
Costs:
Balance in January 1, 2011 (I)	593,245	8,118,104	25,097,052	439,036	40,660,511	31,523,871	19,909,176	126,340,995
Acquisitions	—	—	—	—	—	—	22,768,292	22,768,292
Disposals	(61)	(64,132)	(21,418)	(922)	(36,297)	(69,632)	(191,243)	(383,705)
Depreciation and amortization	—	(197,251)	(823,221)	(125,337)	(250,948)	(2,961,693)	—	(4,358,450)
Translation adjustment	—	(5,589)	(2,367,553)	7,360	952,905	6,605,046	4,295,562	9,487,731
Transfers	738,218	3,573,883	(1,071,258)	364,221	(6,690,654)	942,485	2,143,105	—
Balance in December 31, 2011 (I)	1,331,402	11,425,015	20,813,602	684,358	34,635,517	36,040,077	48,924,892	153,854,863
Aquisition	—	—	—	—	—	—	4,868,428	4,868,428
Disposals	—	(7,899)	(496)	(662)	(2)	(20,552)	(53,031)	(82,642)
Depreciation and amortization	—	(230,878)	(410,186)	(51,320)	(342,280)	(799,795)	—	(1,834,459)
Translation adjustment	—	(127,323)	13,357	(2,929)	(555,194)	(175,878)	1,130,697	282,730
Transfers	25,649	803,911	264,608	21,793	670,999	1,519,673	(3,306,633)	—
Balance in March 31, 2012 (unaudited)	1,357,051	11,862,826	20,680,885	651,240	34,409,040	36,563,525	51,564,353	157,088,920

(I) Period adjusted according to note 4.

	Parent Company
	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total
Balance in January 1, 2011	361,738	2,543,212	8,579,417	176,909	2,764,737	12,074,223	17,961,535	44,461,771
Acquisitions	—	—	—	—	—	—	13,989,641	13,989,641
Disposals	(61)	(3,216)	(15,163)	(84)	(24,751)	(43,899)	(351,414)	(438,588)
Depreciation and amortization	—	(114,030)	(509,019)	(102,563)	(93,535)	(1,690,484)	—	(2,509,631)
Transfers	399,935	2,594,133	4,032,697	144,824	574,760	(280,323)	(7,466,026)	—
Balance in December 31, 2011	761,612	5,020,099	12,087,932	219,086	3,221,211	10,059,517	24,133,736	55,503,193
Aquisition	—	—	—	—	—	—	3,103,405	3,103,405
Disposals	—	(1,095)	(4)	(23)	—	(15,713)	(16,778)	(33,613)
Depreciation and amortization	—	(41,901)	(142,512)	(24,573)	(28,489)	(308,285)	—	(545,760)
Transfers	25,649	611,105	211,225	11,198	22,278	1,406,560	(2,288,015)	—
Balance in March 31, 2012 (unaudited)	787,261	5,588,208	12,156,641	205,688	3,215,000	11,142,079	24,932,348	58,027,225

The depreciation of the period allocated to the production and expenses cost, totaled R$ 1,797,762 in March 31, 2012, R$ 2,036,266 in December 31, 2011 and R$ 1,523,197 in March 31, 2011 in the consolidated financial statements and R$ 562,103 in March 31, 2012, R$ 529,939 in December 31, 2011 and R$ 468,702 in March 31, 2011 in the parent company.

The net property, plant and equipments given in guarantees for judicial claims in March 31, 2012 and December 31, 2011 correspond to R$ 186,806 and R$ 190,545 in the consolidated financial statements, and R$ 133,569 and R$ 133,975 in the parent company, respectively.

16 -         Impairment of Assets

There was no adjustment to reduce the recoverable value of assets in the period.

17-          Loans and Financing

a)                                      Short term debts

	Consolidated
	March 31, 2012	December 31, 2011 (I)
	(unaudited)
Working capital	915,700	40,044
	915,700	40,044

	Parent Company
	March 31, 2012	December 31, 2011
	(unaudited)
Working capital	915,700	—
	915,700	—

(I) Period adjusted according to note 4.

Financings raised in the short term for export, denominated in U.S. dollars with an average interest rate on March 31, 2012 and December 31, 2011 of 2.03% per years and 1.81% per years, respectively.

b)                                      Long term

	Consolidated
	Current Liabilities		Noncurrent liabilities
	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011 (I)
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	2,129,086	944,101	6,174,067	5,014,341
Others currencies	57,011	16,805	304,424	96,395
Fixed rates
Notes indexed in United Stated dollars (fixed rates)	—	761,243	18,553,757	18,823,257
Euro	—	—	1,830,225	1,812,374
Accrued charges	368,987	413,021	—	—
	2,555,084	2,135,170	26,862,473	25,746,367
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	555,693	460,966	9,633,128	9,798,933
Basket of currencies	3,607	2,629	4,502	—
Loans in United States dollars	—	—	4,689,122	4,679,374
Accrued charges	299,463	208,515	—	—
	858,763	672,110	14,326,752	14,478,307
	3,413,847	2,807,280	41,189,225	40,224,674

(I) Period adjusted according to note 4.

	Parent Company
	Current liabilities		Noncurrent liabilities
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	182,578	165,056	3,168,811	3,324,996
Fixes rates
Euro	—	—	1,830,225	1,812,375
Accrued charges	22,207	81,188	—	—
	204,785	246,244	4,999,036	5,137,371
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	534,527	447,162	9,304,756	9,458,422
Basket of currencies	2,147	—	—	—
Non-convertible debentures into shares	—	—	4,000,000	4,000,000
Accrued charges	287,997	198,248	—	—
	824,671	645,410	13,304,756	13,458,422
	1,029,456	891,654	18,303,792	18,595,793

The long-term portion as at March 31, 2012 has maturity in the following years (unaudited):

	Consolidated (II)	Parent Company
2013	5,163,971	4,548,590
2014	2,328,869	1,969,656
2015	1,796,867	989,591
2016	2,998,972	993,952
2017 onwards	28,900,546	9,802,003
	41,189,225	18,303,792

(II) Period adjusted according to note 4, in consolidated.

The long-term portion as at March 31, 2012 has maturity in the following years (unaudited):

	Consolidated (II)	Parent Company
Up to 3%	8,462,341	5,647,603
3,1% to 5% (*)	6,048,491	2,364,356
5,1% to 7%	16,308,848	1,819,605
7,1% to 9% (**)	5,324,780	2,272,590
9,1% to 11% (**)	5,581,896	5,194,363
Over 11% (**)	2,876,716	2,034,731
	44,603,072	19,333,248

(II) Period adjusted according to note 4, in consolidated.

(*) Includes the operation of Eurobonds where we have entered into a derivative financial instrument at a cost of 4.71% per year in american dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt with the same interest of the Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. Due to these operations, derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in Reais. The total contracted amount for these transactions is R$ 11,532 million (US$ 6,297 million), of which R$ 9,238 million (US$ 5,044 million) has an original interest rate above 7.1% per year. The average cost after taking into account the derivative transaction is 2.91% per year in US dollars.

The total average cost of all derivative transactions is of 3.15% per year in US Dollars.

On April 2012 (subsequent event), through our wholly-owned subsidiary Vale Overseas Limited, we raised the amount of US$ 1.250 billion notes due 2022 that were priced in March at a price of 101.345% of the principal amount. The notes will bear a coupon of 4.375% per year, payable semi-annually and will be consolidated with, and form a single series with, Vale

Overseas’s US$ 1 billion 4.375% notes due 2022 issued on January 2012. Those notes issued in January, 2012 were sold at a price of 98.804% of the principal amount.

c) Credit lines

In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards.  The agreement provides a credit line of up to R$ 971 million (US$ 530 million).  As of March 31, 2012, Vale had drawn R$ 326 million (US$ 178 million) under the facility.

In October 2010, we signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to R$ 1,831 million (US$ 1 billion). As of March 31, 2012, Vale disbursed R$ 1,236 million (US$ 675 million).

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers comprising a facility for an amount of up to R$ 2,251 million (US$ 1,229 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of March 31, 2012, we had drawn R$ 853 million (US$ 466 million) under this facility.

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$ 774 million, to finance the acquisition of domestic equipments. On March 31, 2011, Vale increased this facility through a new agreement with BNDES for R$ 103 million. As of March 31, 2012, we had drawn R$ 615 million under these facilities.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of R$ 9,157 million (US$ 5 billion), being R$ 5,494 million (US$ 3 billion) with Japan Bank for International Cooperation (JBIC) and R$ 3,663 million (US$ 2 billion) with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. Until March 31, 2012, Vale through its subsidiary PT Vale Indonesia Tbk (PTI) withdrew R$ 549 million (US$ 300 million), under the credit facility from NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social - BNDES to finance its investment program. March 31, 2012, Vale withdrew R$ 3,986 million in this line.

d) Revolving credit lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On March 31, 2012, the total amount available under the revolving credit lines was R$ 7,509 million (US$ 4.1 billion), of which R$ 5,494 million (US$ 3 billion) can be drawn by Vale S.A., Vale Canada Limited and Vale International, R$ 641 million (US$ 350 million) can be drawn by Vale International and the balance by Vale Canada Limited. As of March 31, 2012, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling R$ 201 million (US$ 110 million) had been issued and remained outstanding pursuant Vale Canada Limited’s facility.

e) Guarantee

On March 31, 2012, R$ 1,397 million (US$ 763 million) of the total aggregate outstanding debt was secured by fixed assets.

f) Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of March 31, 2012.

18 -         Provisions

We are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues at an administrative level and in court, and, when applicable, there are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

	Consolidated
Non-current liabilites	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2011 (I)	1,248,528	847,465	1,234,434	78,172	3,408,599
Additions	68,676	121,310	711,204	11,143	912,333
Reversals	(84,594)	(348,342)	(156,240)	(15,961)	(605,137)
Payments	(56,838)	(153,986)	(376,576)	(26,328)	(613,728)
Monetay update	48,185	(10,903)	(8,171)	13,562	42,673
Balance as December 31, 2011 (I)	1,223,957	455,544	1,404,651	60,588	3,144,740
Additions	20,687	46,975	111,135	2,741	181,538
Reversals	(11,480)	(2,956)	(65,996)	(573)	(81,005)
Payments	(5,993)	(1,411)	(15,873)	—	(23,277)
Monetay update	24,628	48,963	11,200	2,041	86,832
Balance as March 31, 2012 (unaudited)	1,251,799	547,115	1,445,117	64,797	3,308,828

(I) Period adjusted according to note 4.

	Parent Company
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2011	324,518	680,338	1,072,097	30,820	2,107,773
Additions	37,169	57,350	660,415	11,094	766,028
Reversals	(1,608)	(348,524)	(145,072)	(57)	(495,261)
Payments	(6,828)	(143,823)	(347,238)	(15,287)	(513,176)
Monetay update	89,102	(22,355)	(22,898)	18,473	62,322
Balance as December 31, 2011	442,353	222,986	1,217,304	45,043	1,927,686
Additions	10,780	37,562	107,951	2,080	158,373
Reversals	(10,205)	(2,956)	(57,247)	(573)	(70,981)
Payments	(4,094)	(1,411)	(14,857)	—	(20,362)
Monetay update	17,205	47,693	5,128	1,449	71,475
Balance as March 31, 2012 (unaudited)	456,039	303,874	1,258,279	47,999	2,066,191

Provisions for Tax Contingencies - The nature of tax contingencies refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources — CFEM and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation — AITP and questions about the location for the purpose of incidence of Service Tax — ISS.

Provision for Civil Contingencies - These are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and others related to monetary compensation in actions vindicatory.

Provision for Labor Contingencies - Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring issue payment of overtime, hours in “intinere”, hazard pay and poor health. The social security contingencies are also included in this context arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whether these are at the root is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits. These deposits are the guarantees to the contingencies required in court. They are monetarily readjusted and reported in noncurrent assets of the Company until it happens the court decision to rescue these deposits by the complainant, unless there is a favorable outcome of the issue to the entity. Judicial deposits are as follows:

	Consolidated		Parent Company
Judicial deposits	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Tax contingencies	792,458	771,106	476,222	474,314
Civil contingencies	313,110	282,712	203,239	184,296
Labor contingencies	1,699,873	1,671,362	1,478,270	1,424,875
Environmental contingencies	9,532	9,419	8,092	8,007

Total	2,814,973	2,734,599	2,165,823	2,091,492

(I) Period adjusted according to note 4.

The Company discusses in its administrative and judicial sphere legal actions where the loss expectation is considered possible and understands there is no needs to provide, since there is a strong legal basis for the positioning of the Company. These contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company
Possible Contingencies	March 31, 2012	December 31, 2011 (I)	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Tax contingencies	33,964,201	33,568,634	31,366,403	30,814,229
Civil contingencies	2,857,754	2,771,868	1,557,145	1,567,432
Labor contingencies	3,570,469	3,592,238	3,276,855	3,348,376
Environmental contingencies	2,098,795	2,009,729	2,098,347	2,009,489

Total	42,491,219	41,942,469	38,298,750	37,739,526

(I) Period adjusted according to note 4.

The tax contingencies refer mainly to discussion relating to the recovery of Income Tax and Social Contribution, calculated based on the equity method in foreign subsidiaries.

19 -         Asset retirement obligation

The Company uses various judgments and assumptions when measuring the obligations related to the discontinuation of the use of assets. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to March 31, 2012 and December 31, 2011 were 5.82% p.y. and 5.82% p.y. respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated	Parent Company

Balance in January 1, 2011 (II)	2,602,294	805,265
Increase expense	45,805	102,435
Liquidation in the current period	(28,985)	(52,686)
Revisions in estimated cash flows	911,394	260,317
Cumulative translation adjustments	33,222	—
Balance in December 31, 2011 (II)	3,563,730	1,115,331
Increase expense	60,488	22,485
Liquidation in the current period	(6,941)	(4,266)
Revisions in estimated cash flows	62,638	(2,627)
Cumulative translation adjustments	(792)	—
Balance in March 31, 2012 (unaudited)	3,679,123	1,130,923

Current	126,778	13,614
Non-current	3,552,345	1,117,309
	3,679,123	1,130,923

(II) Period adjusted according to note 4, in consolidated.

20 -         Deferred Income Tax and Social Contribution

The income of the Company is subject to the system of taxation usually applicable to entities in general. The movement of deferred charges is presented as follows:

	Consolidated			Parent Company
	Assets	Liabilities	Total	Assets
Total amount in January 1, 2011 (II)	2,262,947	12,828,178	(10,565,231)	(1,785,291)
Net income effect	1,084,952	525,146	559,806	298,759
Subsidiary acquisition	—	127,410	(127,410)	—
Cumulative translation adjustment	170,112	707,310	(537,198)	—
Deferred social contribution	—	(3,574,271)	3,574,271	3,574,271
Other comprehensive income	20,819	—	20,819	20,819
Total amount in December 31, 2011 (II)	3,538,830	10,613,773	(7,074,943)	2,108,558
Net income effect	419,971	(85,166)	505,137	445,557
Cumulative translation adjustment	(14,441)	(74,628)	60,187	—
Other comprehensive income	(26,898)	—	(26,898)	(12,287)
Total amount in March 31, 2012 (unaudited)	3,917,462	10,453,979	(6,536,517)	2,541,828

(II) Period adjusted according to note 4, in consolidated.

The income tax in Brazil comprises taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Three-month period ended (unaudited)
	Consolidated
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Income before tax and social contribution	7,547,922	10,176,229	13,521,216
Results of equity investments	(437,020)	(294,662)	(465,786)
Exchange variation - not taxable	(350,450)	157,662	80,162
	6,760,452	10,039,229	13,135,592
Income tax and social contribution at statutory rates - 34%	(2,298,554)	(3,913,338)	(4,466,101)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	670,248	688,844	728,867
Tax incentive	159,496	493,855	285,332
Results of overseas companies taxed by different rates which differs from the parent company rate	535,759	229,193	1,200,753
Reversal	—	(302,015)	—
Others	2,458	300,369	(67,929)
Income tax and social contribution on the profit for the period	(930,593)	(2,003,092)	(2,319,078)

(I) Period adjusted according to note 4.

	Three-month period ended (unaudited)
	Parent Company
	March 31, 2012	December 31, 2011	March 31, 2011
Income before tax and social contribution	7,466,768	10,088,222	12,803,725
Results of equity investments	(2,456,075)	(1,256,091)	(5,381,219)
	5,010,693	8,832,131	7,422,506
Income tax and social contribution at statutory rates - 34%	(1,703,636)	(3,002,925)	(2,523,652)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	670,248	688,844	708,467
Tax incentive	159,385	493,058	284,789
Others	127,635	87,248	17,654
Income tax and social contribution on the profit for the period	(746,368)	(1,733,775)	(1,512,742)

Vale has tax incentives for the partial reduction of income tax due, the amount equivalent to the portion assigned by tax law to transactions in the north and northeast relating to iron pellets (from 2011), railroad, manganese, copper and potassium. The incentive is calculated based on the profit tax on activity (called operating income), takes into account the allocation of operating profit encouraged by the level of production during the periods specified as a benefit for each product, and in general are for 10 years and in the case of the Company, expire by 2020. An amount equal to the tax saving should be appropriated to a profit reserve in equity, and may not be distributed as dividends to stockholders.

Besides this, part of the income tax can be reinvested in the purchase of equipment in encouraged operation, subject to subsequent approval by the regulatory agency in the encouragement area Amazon Development Superintendence (“SUDAM”) and the Northeast Development Superintendence (“SUDENE”). When his reinvestment is approved, tax relief is also appropriated a revenue reserve, where distribution as dividends to stockholders is impeded.

The Company also has tax incentives related to production of nickel from New Caledonia Valley (“VNC”). These incentives include tax holidays, total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5.50% years. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier end, should the project achieve a specified cumulative rate of return. The VNC is subject to taxation of a portion of income commencing on the first year of commercial production is achieved, as defined by applicable law. Until now, there was no taxable income generated in New Caledonia. The Company also received tax incentives for projects in Mozambique, Oman and Malaysia.

The Company is subject to revision of income tax by tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

21 -         Obligations to Employee Benefits

a)     Costs of retirement benefits obligations

In the 2011 annual statements, Vale disclosed it expects in 2012 to pay pension plans and other benefits of R$ 490,000 in relation to the consolidated and R$ 271,000 in relation to the parent company. Until March 31, 2012 contributions totaled R$ 130,716 to the consolidated and R$ 79,736 to the parent. Vale does not expect significant changes in estimates in 2011.

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012			December 31, 2011			March 31, 2011
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans

Service cost - benefits earned during the period	464	39,864	16,262	620	31,852	13,164	920	33,137	13,475
Interest cost on projected benefit obligation	172,449	170,880	47,299	162,746	180,528	43,960	162,316	173,073	42,151
Expected return on assets	(332,340)	(185,406)	—	(274,506)	(162,138)	(540)	(275,215)	(154,652)	(333)
Amortization of initial transition obligation	21,732	16,991	(3,635)	735,378	7,248	46,058	—	14,506	(7,051)
Effect of the limit in paragraph 58 (b)	138,016	—	—	(623,599)	—	—	111,979	—	—
Net periodic pension cost	321	42,329	59,926	639	57,490	102,642	—	66,064	48,242

	Parent Company
	March 31, 2012			March 31, 2011
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans

Service cost - benefits earned during the period	12	12,918	1,774	16	6,928	1,182
Interest cost on projected benefit obligation	150,742	80,357	12,509	143,173	76,021	10,584
Expected return on assets	(302,689)	(98,084)	—	(248,538)	(69,208)	—
Amortization of initial transition obligation	21,732	—	448	—	—	—
Effect of the limit in paragraph 58 (b)	130,203	—	—	105,349	—	—
Net periodic pension cost	—	(4,809)	14,731	—	13,741	11,766

(*) The Company has not recorded on its balance sheet assets and their counterparts resulting from actuarial valuation of plan surplus, because there is no clear evidence on achievement, as stated in paragraph 58 (b) of the CPC 33.

b)              Profit sharing plan

The Company, based on the Profit Sharing Program (“PPR”) enables the definition, monitoring, evaluation and recognition of individual and collective performance of its employees.

The Profit Sharing in the Company for each employee is determined individually according to the achievement of goals previously established by blocks of indicators of the Company, the business unit, team and individual. The contribution of each block in the performance scores of employees is discussed and agreed each year, between us and the unions representing their employees.

The Company accrued expenses / costs related to participation in the result as follows (unaudited):

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2012

Operational expenses	295,392	229,453	143,666
Cost of good sold	219,579	239,148	203,888
Total	514,971	468,601	347,554

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2012	March 31, 2011

Operational expenses	189,389	131,555
Cost of good sold	199,179	158,878
Total	388,568	290,433

c)             Long-term incentives Plan

In order to encourage the vision of “stockholder”, in addition to increasing the ability to retain executives and strengthen the culture of sustained performance, the Board of Directors approved a Long-term incentive plan for some of the executives of the Company, covering cycles of three years.

Under the terms of the plan, participants may allocate a portion of their annual bonus to the plan. The part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a predefined financial institution on market conditions and without any benefit provided by Vale.

The shares purchased by the executive have no restrictions and may, in accordance with criteria for each participant, to be sold at any time. However, the shares must be retained for a period of three years and executives must keep their employment with the Valley during this period. The participant is thus to be entitled to receive from the Valley, a cash payment equivalent to the amount of shares held based on market quotations. The total number of shares subject to the plan on March 31, 2012 and December 31, 2011 are 4,880,468 and 3,012,538, respectively.

Additionally, certain executives eligible for long-term incentive have the opportunity to receive at the end of a cycle of three years a monetary value equivalent to market value of a number of actions based on assessment of their careers and performance factors measured as an indicator of total return to shareholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates.

Compensation costs incurred are recognized by the defined vesting period of three years. On March 31, 2012, December 31, 2011 and March 31, 2011, we recognized a liability of R$ 109,324, R$ 203,645 and R$ 206,184, respectively, in the result.

22 -         Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	March 31, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total

Financial assets
Current
Cash and cash equivalents	9,010,806	—	—	9,010,806
Derivatives at fair value	—	836,424	233,482	1,069,906
Accounts receivable from customers	14,024,877	—	—	14,024,877
Related parties	299,861	—	—	299,861
	23,335,544	836,424	233,482	24,405,450
Non current
Related parties	932,775	—	—	932,775
Loans and financing	382,697	—	—	382,697
Derivatives at fair value	—	52,977	—	52,977
	1,315,472	52,977	—	1,368,449
Total of Assets	24,651,016	889,401	233,482	25,773,899

Financial liabilities
Current
Suppliers and contractors	8,493,405	—	—	8,493,405
Derivatives at fair value	—	49,576	1,488	51,064
Current portion of long-term debt	3,413,847	—	—	3,413,847
Loans and financing	915,700	—	—	915,700
Related parties	36,208	—	—	36,208
	12,859,160	49,576	1,488	12,910,224
Non current
Derivatives at fair value	—	1,015,223	—	1,015,223
Loans and financing	41,189,225	—	—	41,189,225
Related parties	143,184	—	—	143,184
Debentures	2,674,090	—	—	2,674,090
	44,006,499	1,015,223	—	45,021,722
Total of Liabilities	56,865,659	1,064,799	1,488	57,931,946

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25 a.

(d) Financial instruments not classified in other categories.

	Consolidated
	December 31, 2010
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total

Financial assets
Current
Cash and cash equivalents	6,593,177	—	—	6,593,177
Derivatives at fair value	—	809,896	301,848	1,111,744
Accounts receivable from customers	15,888,807	—	—	15,888,807
Related parties	153,738	—	—	153,738
	22,635,722	809,896	301,848	23,747,466
Non current
Related parties	904,172	—	—	904,172
Loans and financing	399,277	—	—	399,277
Derivatives at fair value	—	112,253	—	112,253
	1,303,449	112,253	—	1,415,702
Total of financial assets	23,939,171	922,149	301,848	25,163,168

Financial liabilities
Current
Suppliers and contractors	8,851,220	—	—	8,851,220
Derivatives at fair value	—	109,691	26,006	135,697
Current portion of long-term debt	2,807,280	—	—	2,807,280
Loans and financing	40,044	—	—	40,044
Related parties	42,907	—	—	42,907
	11,741,451	109,691	26,006	11,877,148
Non current
Derivatives at fair value	—	1,238,542	—	1,238,542
Loans and financing	40,224,674	—	—	40,224,674
Related parties	170,616	—	—	170,616
Debentures	—	2,495,995	—	2,495,995
	40,395,290	3,734,537	—	44,129,827
Total of financial liabilities	52,136,741	3,844,228	26,006	56,006,975

(I) Period adjusted according to note 4.

	Parent Company
	March 31, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total

Financial assets
Current
Cash and cash equivalents	1,062,693	—	—	1,062,693
Derivatives at fair value	—	715,156	12,245	727,401
Accounts receivable from customers	15,932,236	—	—	15,932,236
Related parties	3,134,853	—	—	3,134,853
	20,129,782	715,156	12,245	20,857,183
Non Current
Related parties	613,816	—	—	613,816
Loans and financing	161,187	—	—	161,187
	775,003	—	—	775,003
Total of Assets	20,904,785	715,156	12,245	21,632,186

Financial Liabilities
Current
Suppliers and contractors	4,147,418	—	—	4,147,418
Derivatives at fair value	—	42,897	1,488	44,385
Current portion of long-term debt	1,029,456	—	—	1,029,456
Loans and financing	915,700	—	—	915,700
Related parties	5,227,391	—	—	5,227,391
	11,319,965	42,897	1,488	11,364,350
Non Current
Derivatives at fair value	—	826,173	—	826,173
Loans and financing	18,303,792	—	—	18,303,792
Related parties	28,852,629	—	—	28,852,629
Debentures	2,674,090	—	—	2,674,090
	49,830,511	826,173	—	50,656,684
Total of Liabilities	61,150,476	869,070	1,488	62,021,034

	Parent Company
	December 31, 2010
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total

Financial assets
Current
Cash and cash equivalents	574,788	—	—	574,787
Derivatives at fair value	—	573,112	621	573,732
Accounts receivable from customers	15,808,849	—	—	15,808,849
Related parties	2,561,308	—	—	2,561,308
	18,944,945	573,112	621	19,518,676
Non current
Related parties	445,769	—	—	445,769
Loans and financing	158,195	—	—	158,195
Derivatives at fair value	—	96,262	—	96,262
	603,964	96,262	—	700,226
Total of financial assets	19,548,909	669,374	621	20,218,902

Financial liabilities
Current
Suppliers and contractors	3,503,577	—	—	3,503,577
Derivatives at fair value	—	91,464	26,006	117,470
Current portion of long-term debt	891,654	—	—	891,654
Related parties	4,959,017	—	—	4,959,017
	9,354,248	91,464	26,006	9,471,718
Non current
Derivatives at fair value	—	953,357	—	953,357
Loans and financing	18,595,793	—	—	18,595,793
Related parties	28,654,132	—	—	28,654,132
Debentures	—	2,495,995	—	2,495,995
	47,249,925	3,449,352	—	50,699,277
Total of financial liabilities	56,604,173	3,540,816	26,006	60,170,995

23 -         Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, where quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of the parent and the consolidated company measured at fair value on March 31, 2012 and December 31, 2011.

	Consolidated			Parent Company
	March 31, 2012 (unaudited)			December 31, 2011 (I)
	Level 1	Level 2	Total (*)	Level 1	Level 2	Total (*)
Financial Assets
Current
Deriatives at fair value through profit or loss	837	835,587	836,424	49	809,847	809,896
Derivatives designated as hedges	—	233,482	233,482	—	301,848	301,848
	837	1,069,069	1,069,906	49	1,111,695	1,111,744
Non-Current
Deriatives at fair value through profit or loss	—	52,977	52,977	—	112,253	112,253
	—	52,977	52,977	—	112,253	112,253
Total of Assets	837	1,122,046	1,122,883	49	1,223,948	1,223,997

Financial Liabilities
Current
Deriatives at fair value through profit or loss	760	48,816	49,576	775	108,916	109,691
Derivatives designated as hedges	—	1,488	1,488	—	26,006	26,006
	760	50,304	51,064	775	134,922	135,697
Non-Current
Deriatives at fair value through profit or loss	—	1,015,223	1,015,223	—	1,238,542	1,238,542
Stockholders’ debentures	—	2,674,090	2,674,090	—	2,495,995	2,495,995
	—	3,689,313	3,689,313	—	3,734,537	3,734,537
Total of Liabilities	760	3,739,617	3,740,377	775	3,869,459	3,870,234

(I) Period adjusted according to note 4.

	Parent Company
	March 31, 2012 (unaudited)		December 31, 2011
	Level 2	Total (*)	Level 2	Total (*)
Financial Assets
Current
Derivatives at fair value through profit or loss	715,156	715,156	573,111	573,111
Derivatives designated as hedges	12,245	12,245	621	621
	727,401	727,401	573,732	573,732
Non-current
Derivatives at fair value through profit or loss	—	—	96,262	96,262
	—	—	96,262	96,262
Total of assets	727,401	727,401	669,994	669,994

Financial Liabilities
Current
Derivatives at fair value through profit or loss	42,897	42,897	91,464	91,464
Derivatives designated as hedges	1,488	1,488	26,006	26,006
	44,385	44,385	117,470	117,470
Non-current
Derivatives
Derivatives at fair value through profit or loss	826,173	826,173	953,357	953,357
Stockholders’ debentures	2,674,090	2,674,090	2,495,995	2,495,995
	3,500,263	3,500,263	3,449,352	3,449,352
Total of liabilities	3,544,648	3,544,648	3,566,822	3,566,822

(*) No classification according to the level 3

a)             Methods and Techniques of Evaluation

i.              Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•              Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian Real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange-LME), the Commodity Exchange-COMEX or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

•              Stockholders’ Debentures

Comprise the debentures issued on behalf of the privatization process (see note 27(b)), whose fair values are measured based on market approach, and its reference prices are available on the secondary market.

ii.            Assets available-for-sales

Comprise the assets that are not held-to-maturity, for strategic reasons. Comprise investments that are valued based on quoted prices in active markets where available, or internal assessments based on expected future cash flows of the assets.

b)             Fair value measurement compared to book value

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	March 31, 2012 (unaudited)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	43,934,622	47,456,734	35,624,393	11,832,341
Perpetual notes**	143,184	143,184	—	143,184

* Net interest of R$ 668.450

** classified on “Related parties” (Non-current liabilities)

	Consolidated
	December 31, 2011 (I)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	42,410,418	48,325,480	35,884,438	12,441,042
Perpetual notes**	149,432	149,432	—	149,432

* Net interest of R$ 621.536

** classified on “Related parties” (Non-current liabilities)

(I) Period adjusted according to note 4.

	Parent Company
	March 31, 2012 (unaudited)
	Balance of 2011	Fair value of 2011	Level 1	Level 2
Loans (long term)*	19,023,044	19,757,143	12,107,385	7,649,758

* net interest of R$ 310.204

	Parent Company
	40908
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	19,208,011	19,718,038	12,009,432	7,708,606

* net interest of R$ 279.436

(*) No classification according to the level 3

24 -         Stockholders’ Equity

a)             Capital

The Stockholders’ Equity is represented by common and preferred non-redeemable shares without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In March 31 2012, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

	March 31, 2012
Stockholders	ON	PNA	Total

Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	704,158,024	738,575,756	1,442,733,780
FMP - FGTS	96,628,242	—	96,628,242
PIBB - BNDES	1,899,723	2,818,913	4,718,636
BNDESPar	218,386,481	69,432,771	287,819,252
Foreign instititional investors in the local market	204,154,750	383,594,981	587,749,731
Institutional investors	170,742,602	374,069,356	544,811,958
Retail investors in the country	57,408,541	338,648,169	396,056,710
Treasure stock in the country	86,911,074	181,099,660	268,010,734
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)             Resources linked to the future mandatory conversion in shares

The mandatory convertibles as at March 31, 2012 are presented:

			Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE e VALEP - 2012	July/09	June/12	1,858	1,523	6,75% a.a.

The notes pay a quarterly coupon and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders.  These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory.  Consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.

The funds linked to future mandatory conversion, net of financial charges, are equivalent to the maximum of common shares and preferred shares as reported below. All the shares are currently held in treasury.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE e VALEP - 2012	18,415,859	47,284,800	473	1,050

In April 2012 (subsequent event), Vale paid additional compensation to holders of notes mandatorily convertible into ADRs, series 2012-VALE and VALEP-2012, in the amount of R$ 2.791486 and R$ 3.228658 per note, respectively.

c)             Treasury stocks

In March 31, 2012, there are 268,010,734 treasury stocks, in the amount of R$ 9,918,530, as follows:

					Price of acquisition
Classes	December 31, 2011	Addition	Reduction	March 31, 2012	Average	Low(*)	High	March 31, 2012	December 31, 2011
				(unaudited)				(unaudited)

Preferred	181,099,814	—	(154)	181,099,660	37.50	14.02	47.77	41.46	45.08
Common	86,911,207	—	(133)	86,911,074	35.98	20.07	54.83	42.92	51.50
Total	268,011,021	—	(287)	268,010,734

(*) Shares value with splits: R$ 1.17 preferred and R$ 1.67 common.

e)             Basic and diluted earnings per share

The values of basic earnings per share and diluted were calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011

Net income from continuing operations attributable to the Company’s stockholders	6,556,164	8,354,447	11,290,983
Net income attributable to the Company’s stockholders	6,556,164	8,354,447	11,290,983

Basic and diluted earnings per share:

Income available to preferred stockholders	2,507,631	3,202,953	4,393,788
Income available to common stockholders	4,048,533	5,151,494	6,897,195
Total	6,556,164	8,354,447	11,290,983

Weighted average number of shares outstanding
(thousands of shares) - preferred shares	1,974,765	1,985,195	2,056,215
Weighted average number of shares outstanding
(thousands of shares) - common shares	3,188,229	3,192,903	3,227,765
Total	5,162,994	5,178,098	5,283,980

Basic earnings per share
Basic earnings per preferred share	1.27	1.61	2.14
Basic earnings per common share	1.27	1.61	2.14

Diluted earnings per share
Diluted earnings per preferred share	1.27	1.61	2.14
Diluted earnings per common share	1.27	1.61	2.14

f)             Remuneration of Stockholders

In April 2012 (subsequent event), the board of directors approved the payment of the first installment interest on own capital (JCP), the total gross amount of R$ 5,481 million equivalent to R$ 1.075276545 per outstanding share, common or preferred shares of Vale.

25-          Derivatives

a)             Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilities
	March 31, 2012 (unaudited)		December 31, 2011 (I)		March 31, 2012 (unaudited)		December 31, 2011 (I)
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	797,478	—	766,927	112,253	42,896	931,872	91,467	1,100,582
EuroBonds Swap	—	—	—	—	5,834	18,826	7,381	60,644
Treasury future	—	—	—	—	—	—	9,870	—
Pre dollar swap	35,721	—	34,639	—	—	64,525	—	77,316
	833,199	—	801,566	112,253	48,730	1,015,223	108,718	1,238,542
Commodities price risk
Nickel
Fixed price program	3,225	—	806	—	760	—	973	—
Copper	—	—	167	—	86	—	—	—
Bunker Oil Hedge	—	—	7,357	—	—	—	—	—
	3,225	—	8,330	—	846	—	973	—
Derivatives designated as hedge
Strategic Nickel	215,729	—	301,227	—	—	—	—	—
Foreign exchange cash flow hedge	17,753	52,977	621	—	1,488	—	26,006	—
	233,482	52,977	301,848	—	1,488	—	26,006	—
Total	1,069,906	52,977	1,111,744	112,253	51,064	1,015,223	135,697	1,238,542

(I) Period adjusted according to note 4.

	Parent Company
	Assets			Liabilites
	March 31, 2012 (unaudited)	December 31, 2011		March 31, 2012 (unaudited)		December 31, 2011
	Current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	679,435	538,472	96,262	42,897	761,648	91,464	876,041
Pre dollar swap	35,721	34,639	—	—	64,525	—	77,316
	715,156	573,111	96,262	42,897	826,173	91,464	953,357
Derivatives designated as hedge
Foreign exchange cash flow hedge	12,245	621	—	1,488	—	26,006	—
	12,245	621	—	1,488	—	26,006	—
Total	727,401	573,732	96,262	44,385	826,173	117,470	953,357

b)             Effects of derivatives in the statement of income

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	December 31, 2011	March 31, 2011

Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	365,104	30,415	290,109	251,832	1,336	197,763
EURO floating rate vs. US$ fixed rate swap	—	(6)	286	—	(6)	286
US$ floating rate vs. US$ fixed rate swap	—	26	(97)	—	—	—
AUD Forward	—	—	(286)	—	—	—
EuroBonds Swap	33,224	(44,243)	69,883	—	—	—
US$ fixed rate vs. CDI swap	—	(86,406)	—	—	(86,406)	—
Treasury future	15,221	(21,544)	—	—	—	—
Pre dollar swap	21,095	(16,734)	2,891	21,095	(19,412)	2,891
	434,644	(138,492)	362,786	272,927	(104,488)	200,940
Commodities price risk
Nickel
Fixed price program	(8,000)	11,910	22,757	—	—	—
Strategic program	—	—	24,993	—	—	—
Copper	(635)	(325)	131	—	—	—
Bunker Oil Hedge	—	3,843	53,394	—	—	—
Coal	—	—	(33)	—	—	—
	(8,635)	15,428	101,242	—	—	—
Embedded derivatives
Energy - Aluminum options	—	—	(12,074)	—	—	—
	—	—	(12,074)	—	—	—
Derivatives designated as hedge
Strategic Nickel	92,756	151,399	(55,353)	—	—	—
Foreign exchange cash flow hedge	305	33,074	—	—	33,074	—
	93,061	184,473	(55,353)	—	33,074	—
Total	519,070	61,409	396,601	272,927	(71,414)	200,940
Financial income	527,705	230,667	464,444	272,927	34,410	200,940
Financial (expenses)	(8,635)	(169,258)	(67,843)	—	(105,824)	—
	519,070	61,409	396,601	272,927	(71,414)	200,940

(I) Period adjusted according to note 4.

c)             Effects of derivatives as Cash Flow hedge

	(Inflows)/ Outflows
	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	December 31, 2011	March 31, 2011
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(229,474)	(203,186)	(81,067)	(44,173)	(166,645)	(34,435)
US$ floating rate vs. US$ fixed rate swap	—	1,397	1,873	—	—	—
Euro floating rate vs. US$ fixed rate swap	—	(489)	—	—	(489)	—
AUD Forward	—	—	(3,866)	—	—	—
EuroBonds Swap	6,628	—	—	—	—	—
US$ fixed rate vs. CDI swap	—	(177,107)	—	—	(177,107)	—
Treasury future	(5,763)	11,585	—	—	—	—
Pre dollar swap	(7,222)	(918)	—	(7,222)	—	—
	(235,831)	(368,718)	(83,060)	(51,395)	(344,241)	(34,435)
Risk of product prices
Nickel
Fixed price program	10,536	(28,664)	(1,517)	—	—	—
Copper	392	(719)	493	—	—	—
Maritime Freight Hiring Protection Program	—	—	2,852	—	—	—
Bunker Oil Hedge	(7,047)	(21,242)	(12,556)	—	—	—
Coal	—	—	3,436	—	—	—
	3,881	(50,625)	(7,292)	—	—	—
Derivativos embutidos:
Derivatives designated as hedges
Strategic Nickel	(92,756)	(151,399)	55,353	—	—	—
Foreign exchange cash flow hedge	(305)	(33,074)	(22,592)	—	(33,074)	—
Aluminum	—	—	11,865	—	—	—
	(93,061)	(184,473)	44,626	—	(33,074)	—
Total	(325,011)	(603,816)	(45,726)	(51,395)	(377,315)	(34,435)

Gains (losses) unrealized derivative	194,059	(542,407)	350,875	221,532	(448,729)	166,505

(I) Period adjusted according to note 4.

d)             Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Year ended
	Parent company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total

Fair value measurements	23,838	(69,798)	1,249	(44,711)	1,200	(43,511)
Reclassification to results due to realization	—	55,353	—	55,353	—	55,353
Net change in March 31, 2011	23,838	(14,445)	1,249	10,642	1,200	11,842

Fair value measurements	93,119	14,128	—	107,247	—	107,247
Reclassification to results due to realization	(305)	(92,755)	—	(93,060)	—	(93,060)
Net change in March 31, 2012	92,814	(78,627)	—	14,187	—	14,187

The maturities dates of the consolidated financial instruments are as follows:

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of March 31, 2012 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2012, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

BRL/USD Exchange Rate Adopted in Fair Value Calculation

According with accounting principles, the fair values of derivative instruments originally negotiated in American dollar were transform in BRL values with the objective of publish in the Vale’s official currency using PTAX (sell) published by BACEN to April 02, 2012, that is 1.8314.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•      CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•      CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012		December 31, 2011		Index	rate	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	R$	5,420	R$	5,542	CDI	103.25%	5,628	5,696	792
Payable	US$	3,144	US$	3,144	US$ +	3.72%	(5,980)	(6,075)	(617)
Net							(352)	(379)	175	78	163	(320)	61	(257)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.56%	438	453	25
Payable	US$	250	US$	250	Libor +	0.99%	(470)	(486)	(3)
Net							(32)	(33)	22	6	15	27	32	(106)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•      TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

(1)  Due to TJLP derivatives market  liquidity constraints, some swap trades were done through CDI equivalency.

•      TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012		December 31, 2011		Index	rate	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012	2013	2014	2015	2016-2019

Swap TJLP vs. fixed rate swap
Receivable	R$	3,127	R$	3,107	TJLP +	1.32%	3.000	2,927	77
Payable	US$	1,622	US$	1,611	USD +	2.55%	(2.931)	(2,945)	(47)
Net							69	(18)	30	38	178	213	(68)	(80)	(174)

Swap TJLP vs. floating rate swap
Receivable	R$	772	R$	774	TJLP +	0.91%	717	695	3
Payable	US$	363	US$	365	Libor +	-1.15%	(579)	(578)	(2)
Net							138	117	1	8	195	40	(34)	6	(69)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•      BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012		December 31, 2011		Index	rate	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012	2013	2014	2015	2016

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	615	R$	615	Fixed	4.64%	532	517	5
Payable	US$	355	US$	355	US$+	-1.20%	(561)	(560)	2
Net							(29)	(43)	7	7	29	26	13	(19)	(78)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Foreign Exchange cash flow hedge

•      Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
											Fair value
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	March 31, 2012		December 31, 2011		Index	rate	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Receivable	R$	820	R$	880	Fixed	6.20%	822	797	—
Payable	US$	450	US$	450	US$+	0.00%	(811)	(822)	—
Net							11	(25)	—	11	11

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate.

Protection program for Euro denominated debt

•      EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

											R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012		December 31, 2011		Index	Average rate	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012	2013	2014

Receivable		€500		€500	EUR	4.378%	1,306	1,350	53
Payable	US$	675	US$	675	US$	4.71%	(1,331)	(1,418)	(60)
Net							(25)	(68)	(7)	16	—	(6)	(19)

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•      Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

					Average					R$ Million
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012		December 31, 2011	Buy/ Sell	% p.a.	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012	2013	2014	2015	2016

Forwards	CAD	1,290	—	B	1.011	58	—	—	25	3	17	24	14	0

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Protection program for interest rate

•      Treasury Future — Vale entered into a treasury 10 year forward transaction (buyer) on the last quarter of 2011 with the objective of partial protection into debt cost indexed to this rate. This program ended in January 2012.

										R$ million
					Average					Fair value
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	March 31, 2012	December 31, 2011		Buy/ Sell	% p.a.	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Forwards	—	US$	900	B	—	—	(10)	6	—	—

Type of contracts: OTC Contracts

Protected Item: part of debt emission costs

The P&L shown in the table above was partially offset by emission cost reduction due to treasury variations.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	March 31, 2012	December 31, 2011	March 31, 2012	Mach 31, 2012	2012

Forward	14,999	19,998	S	25,027	196	234	47	12	196

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Sales Hedging Program’ is executed, the ‘Nickel Fixed Price Program’ is interrupted.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Nickel Futures	114	162	B	21,484	(0.8)	(0.7)	(0.1)	0.1	(0.8)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Nickel Futures	204	228	S	20,010	0.8	0	(0.4)	0.2	0.8

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012	December 31, 2011	Buy/ Sell	(US$/lbs)	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Forward	818,466	892,869	S	3.77	(0.1)	0.2	(0.4)	0.1	(0.1)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Coal price

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2012:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2012	2012

Nickel Forwards	1,825	1,951	S	19,553	(2.8)	(0.7)	(3.6)		(2.8)
Copper Forwards	6,364	6,653		8,341	1.2	0.9	(6.3)		1.2
Total					(1.6)	(0.2)	(9.9)	3	(1.6)

a)     Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for March 31, 2012 were calculated using March 30 market data inasmuch March 31 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	17,430.00	SEP12	17,895.67	MAR15	18,007.63
APR12	17,777.24	OCT12	17,917.03	MAR16	17,861.69
MAY12	17,802.69	NOV12	17,936.56
JUN12	17,827.93	DEC12	17,953.88
JUL12	17,855.03	MAR13	17,995.49
AGU12	17,875.13	MAR14	18,062.10

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.85	SEP12	3.83	MAR15	3.77
APR12	3.84	OCT12	3.83	MAR16	3.73
MAY12	3.83	NOV12	3.83
JUN12	3.83	DEC12	3.83
JUL12	3.83	MAR13	3.83
AGU12	3.83	MAR14	3.81

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/12	1.74	07/01/14	2.50	01/02/17	3.55
06/01/12	1.32	10/01/14	2.62	04/03/17	3.61
07/02/12	1.29	01/02/15	2.72	07/03/17	3.69
10/01/12	1.38	04/01/15	2.87	10/02/17	3.79
01/02/13	1.60	07/01/15	3.00	01/02/18	3.88
04/01/13	1.83	10/01/15	3.13	04/02/18	3.95
07/01/13	2.04	01/04/16	3.23	07/02/18	4.01
10/01/13	2.17	04/01/16	3.30	10/01/18	4.07
01/02/14	2.29	07/01/16	3.43	01/02/19	4.14
04/01/14	2.40	10/03/16	3.47	01/02/20	4.33

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.24	US$6M	0.73	US$11M	0.99
US$2M	0.35	US$7M	0.79	US$12M	1.05
US$3M	0.46	US$8M	0.84	US$2Y	0.58
US$4M	0.57	US$9M	0.88	US$3Y	0.75
US$5M	0.65	US$10M	0.94	US$4Y	1.00

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/12	6.00	07/01/14	6.00	01/02/17	6.00
06/01/12	6.00	10/01/14	6.00	04/03/17	6.00
07/02/12	6.00	01/02/15	6.00	07/03/17	6.00
10/01/12	6.00	04/01/15	6.00	10/02/17	6.00
01/02/13	6.00	07/01/15	6.00	01/02/18	6.00
04/01/13	6.00	10/01/15	6.00	04/02/18	6.00
07/01/13	6.00	01/04/16	6.00	07/02/18	6.00
10/01/13	6.00	04/01/16	6.00	10/01/18	6.00
01/02/14	6.00	07/01/16	6.00	01/02/19	6.00
04/01/14	6.00	10/03/16	6.00	01/02/20	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/12	9.27	07/01/14	9.90	01/02/17	10.67
06/01/12	9.08	10/01/14	10.04	04/03/17	10.69
07/02/12	8.99	01/02/15	10.12	07/03/17	10.75
10/01/12	8.91	04/01/15	10.18	10/02/17	10.78
01/02/13	8.91	07/01/15	10.31	01/02/18	10.81
04/01/13	8.96	10/01/15	10.41	04/02/18	10.84
07/01/13	9.10	01/04/16	10.48	07/02/18	10.86
10/01/13	9.31	04/01/16	10.53	10/01/18	10.89
01/02/14	9.53	07/01/16	10.58	01/02/19	10.91
04/01/14	9.72	10/03/16	10.64	01/02/20	10.94

EUR Interest Rate

Maturity	EUR/US$	Maturity	EUR/US$	Maturity	EUR/US$
EUR1M	0.36	EUR6M	1.01	EUR11M	1.32
EUR2M	0.50	EUR7M	1.09	EUR12M	1.38
EUR3M	0.67	EUR8M	1.15	EUR2Y	0.54
EUR4M	0.81	EUR9M	1.20	EUR3Y	0.60
EUR5M	0.90	EUR10M	1.26	EUR4Y	0.69

CAD Interest Rate

Maturity	CAD/US$	Maturity	CAD/US$	Maturity	CAD/US$
CAD1M	1.16	CAD6M	1.56	CAD11M	1.83
CAD2M	1.26	CAD7M	1.61	CAD12M	1.91
CAD3M	1.36	CAD8M	1.65	CAD2Y	1.40
CAD4M	1.44	CAD9M	1.69	CAD3Y	1.57
CAD5M	1.50	CAD10M	1.75	CAD4Y	1.74

Currencies - Ending rates

CAD/US$	1.0008	US$/BRL	1.8221	EUR/US$	1.3332

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2012 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at March 30th , 2012;

•                  Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                  Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1,496)	1,496	(2,992)	2,992
denominated debt indexed to CDI		USD interest rate inside Brazil		(50)	48	(101)	96
		Brazilian interest rate fluctuation	(352)	(2)	2	(5)	4
		USD Libor variation		(3)	3	(6)	6
	CDI vs. USD floating rate swap	USD/BRL fluctuation		(118)	118	(236)	236
		Brazilian interest rate fluctuation	(32)	(0.8)	0.8	(1.7)	1.5
		USD Libor variation		(0.2)	0.2	(0.5)	0.4

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(733)	733	(1,466)	1,466
denominated debt indexed to TJLP		USD interest rate inside Brazil		(48)	46	(100)	89
		Brazilian interest rate fluctuation	69	(128)	141	(243)	299
		TJLP interest rate fluctuation		(86)	84	(174)	171
		USD Libor variation		(0.4)	0.4	(0.8)	0.8
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(145)	145	(289)	289
		USD interest rate inside Brazil		(20)	18	(41)	35
		Brazilian interest rate fluctuation	138	(44)	51	(83)	111
		TJLP interest rate fluctuation		(31)	30	(63)	61
		USD Libor variation		(10)	10	(19)	19

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real	BRL fixed rate vs. USD	USD/BRL fluctuation		(140)	140	(281)	281
denominated fixed rate debt		USD interest rate inside Brazil	(29)	(14)	13	(28)	25
		Brazilian interest rate fluctuation		(34)	38	(65)	80

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation		(203)	203	(406)	406
		USD interest rate inside Brazil	11	(2)	2	(4)	4
		Brazilian interest rate fluctuation		(11)	11	(22)	23

	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	203	(203)	406	(406)

Protection Program for the Euro	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation		(6)	6	(12)	12
denominated debt		EUR/USD fluctuation		(328)	328	(656)	656
		EUR Libor variation	(25)
		USD Libor variation		(4)	4	(7)	7
				(4)	4	(8)	8
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	328	(328)	656	(656)

Foreign Exchange hedging program for	CAD Forward	USD/BRL fluctuation		(15)	15	(29)	29
disbursements in Canadian dollars		CAD/USD fluctuation	58	(584)	584	(1,167)	1,167
(CAD)		CAD Libor variation		(15)	15	(30)	29
		USD Libor variation		(7)	7	(15)	15

	Protected Items - Disbursement in Canadian dollars	CAD/USD fluctuation	n.a.	584	(584)	1,167	(1,167)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(122)	122	(244)	244
		Libor USD fluctuation	196	(0.5)	0.5	(1)	1
		USD/BRL fluctuation		(49)	49	(98)	98

	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	122	(122)	244	(244)

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(1)	1	(2)	2
		Libor USD fluctuation	(0.8)	0	0	0	0
		USD/BRL fluctuation		(0.2)	0.2	(0.4)	0.4

	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	1	(1)	2	(2)

Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(2)	2	(3)	3
		Libor USD fluctuation	0.8	0	0	0	0
		USD/BRL fluctuation		(0.2)	0.2	(0.4)	0.4

	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	2	(2)	3	(3)

		Copper price fluctuation		(1.4)	1.4	(2.9)	2.9
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Libor USD fluctuation	(0.1)	0	0	0	0
		BRL/USD fluctuation		0.02	(0.02)	0.04	(0.04)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	3	(3)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation		(15)	15	(30)	30
		BRL/USD fluctuation	(2.8)	(1.5)	1.5	(3)	3

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation		(25)	25	(49)	49
		BRL/USD fluctuation	1.2	(0.3)	0.3	(0.7)	0.7

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as USD/BRL.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(7,551)	7,551	(15,103)	15,103
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(800)	800	(1,600)	1,600

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2012.

Vale’s Counterparty	Moody’s*	S&P*

Banco Santander	Aa3	A+
Itau Unibanco*	A2	BBB
HSBC	Aa2	A+
JP Morgan Chase & Co	Aa3	A
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB
Banco Votorantim*	A3	BBB-
Credit Agricole	Aa3	A
Standard Bank	A3	BBB+
Deutsche Bank	Aa3	A+
BNP Paribas	Aa3	AA-
Citigroup	A3	A-
Banco Safra*	Baa2	BBB-
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	-	-
Societe Generale	A1	A
Bank of Nova Scotia	Aa1	AA-
Natixis	Aa3	A
Royal Bank of Canada	Aa1	AA-
China Construction Bank	A1	A
Goldman Sachs	A1	A-
Bank of China	A1	A
Barclays	A1	A
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	A

* For brazilian Banks we used local long term deposit rating

26 -         Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

a) Results by segment

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	14,327,591	3,136,680	1,381,753	593,599	151,551	19,591,174
Cost and expenses	(6,081,257)	(2,570,519)	(1,115,212)	(611,404)	(525,507)	(10,903,899)
Depreciation, depletion and amortization	(819,446)	(662,297)	(198,558)	(114,354)	(3,107)	(1,797,762)
	7,426,888	(96,136)	67,983	(132,159)	(377,063)	6,889,513

Financial results	207,209	9,639	6,141	(16,923)	15,323	221,389
Equity results from associates	439,652	59,951	—	52,709	(115,292)	437,020
Income tax and social contribution	(852,557)	(25,341)	(16,714)	(28,770)	(7,211)	(930,593)
Net income of the period	7,221,192	(51,887)	57,410	(125,143)	(484,243)	6,617,329

Net income (loss) attributable to non-controlling interests	(23,891)	(105,258)	31,722	—	(5,644)	(103,071)
Income attributable to the company’s stockholders	7,245,083	53,371	25,688	(125,143)	(478,599)	6,720,400

Sales classified by geographic area:
America, except United States	323,500	444,283	23,802	64,646	19,443	875,674
United States of America	50,305	645,635	39,530	—	959	736,429
Europe	2,396,079	835,732	77,647	—	24,621	3,334,079
Middle East/Africa/Oceania	558,550	90,643	—	—	—	649,193
Japan	2,099,309	262,883	—	—	3,193	2,365,385
China	6,030,663	270,981	—	—	—	6,301,644
Asia, except Japan and China	1,179,367	464,160	29,075	—	3,992	1,676,594
Brazil	1,689,818	122,363	1,211,699	528,953	99,343	3,652,176
Net revenue	14,327,591	3,136,680	1,381,753	593,599	151,551	19,591,174

Assets in March 31, 2012
Property, plant and equipment and intangible assets	75,282,521	66,755,758	19,737,760	9,388,214	3,884,337	175,048,590
Investments	2,827,310	6,992,543	—	1,292,892	4,703,677	15,816,422

	Consolidated
	Three-month period ended (unaudited)
	December 31, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	19,508,046	4,242,487	1,441,075	627,390	205,982	26,024,980
Cost and expenses	(7,544,286)	(3,241,278)	(1,157,628)	(619,270)	(443,826)	(13,006,288)
Depreciation, depletion and amortization	(898,327)	(873,966)	(148,767)	(111,180)	(4,026)	(2,036,266)
	11,065,433	127,243	134,680	(103,060)	(241,870)	10,982,426

Financial results	(1,263,742)	104,899	(1,939)	(39,796)	99,719	(1,100,859)
Equity results from associates	438,729	(26,552)	—	42,916	(160,431)	294,662
Income tax and social contribution	(1,529,113)	(73,132)	(79,306)	(2,978)	(318,563)	(2,003,092)
Net income of the period	8,711,307	132,458	53,435	(102,918)	(621,145)	8,173,137

Net income (loss) attributable to non-controlling interests	(91,989)	(92,180)	20,796	—	(17,937)	(181,310)
Income attributable to the company’s stockholders	8,803,296	224,638	32,639	(102,918)	(603,208)	8,354,447

Sales classified by geographic area:
America, except United States	514,190	672,156	658	—	22,143	1,209,147
United States of America	76,564	539,504	—	—	391	616,459
Europe	3,191,871	1,311,311	54,009	91	29,804	4,587,086
Middle East/Africa/Oceania	891,452	77,270	389	1	961	970,073
Japan	3,097,597	526,227	—	—	3,998	3,627,822
China	7,842,136	551,972	—	—	30,557	8,424,665
Asia, except Japan and China	2,114,443	465,458	61,408	64,723	—	2,706,032
Brazil	1,779,793	98,589	1,324,611	562,575	118,128	3,883,696
Net revenue	19,508,046	4,242,487	1,441,075	627,390	205,982	26,024,980

Assets in December 31, 2011
Property, plant and equipment and intangible assets	71,530,508	66,587,602	18,769,099	10,612,324	4,136,631	171,636,164
Investments	2,561,395	6,714,642	—	1,240,053	4,167,948	14,984,038

(I) Period adjusted according to note 4.

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	15,551,715	4,548,654	1,216,453	456,295	244,074	22,017,191
Cost and expenses	(4,928,969)	(2,634,611)	(1,008,196)	(432,127)	(659,421)	(9,663,324)
Realized gain on assets available for sale	—	2,492,175	—	—	—	2,492,175
Depreciation, depletion and amortization	(647,155)	(590,156)	(203,749)	(73,428)	(8,709)	(1,523,197)
	9,975,591	3,816,062	4,508	(49,260)	(424,056)	13,322,845

Financial results
Realized gain on assets available for sale	(167,296)	(46,641)	25,663	(26,759)	(52,382)	(267,415)
Equity results from associates	432,124	(4,223)	—	60,462	(22,577)	465,786
Income tax and social contribution	(1,620,932)	(706,968)	9,526	—	(704)	(2,319,078)
	8,619,487	3,058,230	39,697	(15,557)	(499,719)	11,202,138

Losses attributable to non-controlling interests	(3,394)	(24,629)	(8,295)	—	(52,527)	(88,845)
Income attributable to the company’s stockholders	8,622,881	3,082,859	47,992	(15,557)	(447,192)	11,290,983

Sales classified by geographic area:
America, except United States	419,024	770,834	23,498	—	—	1,213,356
United States of America	7,388	781,969	—	—	3,224	792,581
Europe	3,374,260	959,375	37,947	—	20,048	4,391,630
Middle East/Africa/Oceania	729,398	28,957	—	—	904	759,259
Japan	1,886,466	625,949	—	—	3,273	2,515,688
China	6,084,079	552,139	—	—	63,879	6,700,097
Asia, except Japan and China	1,283,564	675,031	14,661	—	—	1,973,256
Brazil	1,767,536	154,400	1,140,347	456,295	152,746	3,671,324
Net revenue	15,551,715	4,548,654	1,216,453	456,295	244,074	22,017,191

Assets in March 31, 2011
Property, plant and equipment and intangible assets	56,968,556	57,390,243	18,140,849	6,216,478	7,383,218	146,099,344
Investments	2,435,515	6,168,802	—	1,092,340	3,680,457	13,377,114

(I) Period adjusted according to note 4.

27 -         Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net

The costs of goods sold and services rendered are as follows:

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	March 31, 2011

Cost of goods sold and services rendered
Personnel	1,472,385	1,604,160	1,142,625	685,393	526,744
Material	1,800,252	1,590,272	1,560,222	882,732	763,368
Fuel oil and gas	856,836	962,376	928,142	491,090	470,005
Outsourcing services	1,944,091	1,878,112	1,513,951	1,304,927	875,178
Energy	385,884	354,399	474,278	216,217	202,974
Acquisition of products	760,660	1,055,406	952,155	413,545	586,826
Depreciation and depletion	1,545,160	1,832,391	1,370,882	486,412	400,855
Others	1,284,115	1,492,620	1,292,367	881,527	852,014
Total	10,049,383	10,769,736	9,234,622	5,361,843	4,677,964

(I) Period adjusted according to note 4.

The expenses are demonstrated in the tables as follows:

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	March 31, 2011

Selling and Administrative expenses
Personnel	356,712	446,412	232,632	247,183	149,674
Services (consulting, infrastructure and others)	193,285	440,783	126,910	101,189	80,511
Advertising and publicity	19,086	31,890	29,889	14,330	28,688
Depreciation	97,982	97,432	92,342	75,690	67,847
Travel expenses	32,866	53,211	15,299	19,178	9,889
Taxes and rents	14,177	28,985	10,810	7,537	4,020
Incentive	—	135,291	843	—	843
Others	129,285	116,174	100,177	42,444	13,922
Sales	91,010	161,475	88,588	51,243	13,960
	934,403	1,511,653	697,490	558,794	369,354

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	March 31, 2011

Others operational expenses (incomes), net, including research and development
Provision for loss with taxes credits (ICMS)	32,402	28,156	18,386	32,402	5,280
Provision for variable remuneration	295,392	229,453	143,666	189,389	131,555
Vale do Rio Doce Foundation - FVRD	—	22,341	45,455	—	45,458
Provision for disposal of materials/inventories	37,124	177,873	56,779	25,954	22,000
Pre operational, plant stoppages and idle capacity	564,128	877,569	219,228	120,136	—
Research and development	526,557	953,686	568,814	287,705	278,875
Others	262,272	472,088	202,081	150,067	(48,114)

Total	1,717,875	2,761,166	1,254,409	805,653	435,054

(I) Period adjusted according to note 4.

28 -         Financial result

The financial results occurred in the periods, recorded by nature and competence, are as follows:

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)	March 31, 2012	March 31, 2011

Financial expenses
Interest	(598,237)	(673,206)	(567,455)	(558,503)	(662,320)
Labor, tax and civil contingencies	(61,840)	(23,300)	(10,016)	(61,040)	(3,941)
Derivatives	(8,635)	(169,258)	(67,843)	—	—
Monetary and exchange rate variation (a)	(166,397)	(470,062)	(67,201)	(329,589)	(119,360)
Stockholders’ debentures	(184,147)	(221,841)	(119,917)	(184,147)	(119,917)
Financial taxes	(32,412)	(12,645)	(1,725)	(30,770)	(617)
Others	(207,098)	(68,675)	(263,543)	(112,206)	(170,002)
	(1,258,766)	(1,638,987)	(1,097,700)	(1,276,255)	(1,076,157)
Financial income
Related parties	27	3,219	—	27	8,145
Short-term investments	49,309	195,576	241,506	32,476	190,347
Derivatives	527,705	230,667	464,444	272,927	200,940
Monetary and exchange rate variation (b)	744,736	28,290	90,357	698,178	34,295
Others	158,378	80,376	33,978	120,396	4,330
	1,480,155	538,128	830,285	1,124,004	438,057
Financial results, net	221,389	(1,100,859)	(267,415)	(152,251)	(638,100)

Summary of Monetary and exchange rate
Cash and cash equivalents	57,501	1,116	3,233	—	—
Loans and financing	687,114	(6,695)	37,204	84,971	19,301
Related parties	(18,514)	—	—	100,171	2,199
Others	(147,762)	(436,193)	(17,281)	183,447	(106,565)
Net (a + b)	578,339	(441,772)	23,156	368,589	(85,065)

(I) Period adjusted according to note 4.

29 -         Commitments

a)                                      Nickel project — New Caledonia

The construction and installation of our processing plant for nickel and cobalt in New Caledonia, we provide significant assurance to our financing agreements, which are listed below.

In connection with the Girardin tax law — arrangement sponsored by the french government which gives advantage to financial leasing operations, Vale warrants to BNP Paribas, a tax investors according to French law, certain payments due by VNC. Vale also committed that the assets associated with the finance lease would be determined by the Girardin Act substantially completed by December 31, 2011. Due to the delay in the start-up operations of the VNC, Vale has proposed an extension of this deadline to December 31, 2012. The French government and tax investors formally agreed to this extension. The likelihood of the guarantee is sought is remote.

Sumic Nickel Netherlands BV (“Sumic”), which owns 21% of the shares of VNC has an option to sell is worth 25%, 50% or 100% of its shares of VNC to set the cost of the initial project development of nickel cobalt, as defined by the VNC funding in local currency and converted to U.S. dollars at exchange rates specific funding in the form of Girardin, shareholder loans and capital contributions by shareholders to the VNC, exceed the limit of R$8.4 billion (equivalent to US$4.6 billion) and an agreement is not reached on how to proceed with the project. On May 27, 2010, the limit was reached. Vale agreed with Sumic a further extension of the sales option for 1 January 2012 and is in the process of finalizing a further extension to the beginning of the discussion and decision of choice for March 1, 2012. Currently, the Company discusses with Sumic about continued participation in the VNC, and expects to reach a resolution during the third quarter of 2012, following a process that occurs more than five months.

Moreover, throughout our operations, we have letters of credit and guarantees amounting to R$1.4 billion (equivalent to US$762 million) that are associated with items such as environmental claims, asset retirement obligations, insurance, electricity commitments, benefits post-retirement agreements, community service and import and export commitments.

b)                                      Participative Debentures

At the time of privatization in 1997, Vale debentures issued to existing shareholders, including the Brazilian Government. The terms of the debentures were established to ensure that the pre-privatization shareholders, participate in possible future benefits that could be obtained from the exploitation of certain mineral resources.

A total of 388,559,056 debentures were issued at a par value of R$0.01 (one cent real), whose value will be adjusted according to the variation of the General Market Price (“IGP-M”), as defined in the Indenture. In March 31, 2012 and December 31, 2011 the value of these debentures at fair value totaled R$2,495,995 and R$2,674,090, respectively.

The debenture holders are entitled to receive awards, payable semiannually, equivalent to a percentage of net revenues of certain mineral resources as the indenture. In April 2012, compensation was paid to these debentures in the amount of R$ 11,399.

c)                                      Operational lease

There was no change from the published statements for the year ended December 31, 2011.

d)                                      Concession Contracts and Sub-concession

i.                                         Rail companies

There was no change from the published statements for the year ended December 31, 2011.

30 -         Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	March 31, 2012 (unaudited)		December 31, 2011
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,952	9,802	9,939	3,323
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	68,257	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	333,129	11,873	330,569	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	725	18,788	649	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	665	19,223	1,070	—
Minas da Serra Geral S.A.	15	6,137	11	—
Mineração Rio do Norte S.A.	61	13,929	—	52
MRS Logistica S.A.	18,072	71,570	15,411	75,580
Norsk Hydro ASA	—	900,889	—	867,984
Samarco Mineração S.A.	62,215	12,685	75,430	12,685
Others	251,033	99,483	104,256	97,981
Total	675,867	1,232,636	537,335	1,057,910

Current	675,867	299,861	537,335	153,738
Non-current	—	932,775	—	904,172
Total	675,867	1,232,636	537,335	1,057,910

	Consolidated
	Liabilities
	March 31, 2012 (unaudited)		December 31, 2011 (I)
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	82,520	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	36,573	—	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	190,935	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	7,848	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	31,210	21,201	2,475	21,201
Minas da Serra Geral	21,513	—	16,135	—
Mineração Rio do Norte S.A.	41	—	—	—
MRS Logistica S.A.	81,508	—	26,742	—
Norsk Hydro ASA	—	143,184	—	149,432
Samarco Mineração S.A	—	—	317	—
Mitsui & CO, LTD	96,445	—	68,643	—
Others	22,017	15,007	47,360	42,890
Total	570,610	179,392	511,351	213,523

Current	570,610	36,208	511,351	42,907
Non-current	—	143,184	—	170,616
Total	570,610	179,392	511,351	213,523

(I) Period adjusted according to note 4.

	Parent Company
	Assets
	March 31, 2012 (unaudited)		December 31, 2011
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,952	9,802	9,939	3,323
Biopalma da Amazônia	—	503,728	—	349,417
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	13,315	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	331,340	11,873	329,059	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	725	18,789	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	665	19,223	1,070	—
Companhia Portuária Baía de Sepetiba - CPBS	2,410	126,303	2,976	—
Ferrovia Centro - Atlântica S.A.	10,842	24,562	6,061	35,700
Minerações Brasileiras Reunidas S.A. - MBR	18,400	906,586	18,113	554,784
Mineracao Corumbaense Reunida S.A.	139,252	79,648	138,871	79,648
Mineração Rio do Norte S.A.	423	13,902	—	—
MRS Logistica S.A.	17,299	28,615	14,920	28,615
Salobo Metais S.A.	16,379	5,167	20,181	5,167
Samarco Mineração S.A.	62,208	12,685	75,430	12,685
Vale International S.A.	14,334,960	1,752,721	14,270,675	1,705,079
Vale Manganês S.A.	52,947	—	43,826
Vale Mina do Azul	1,823	750	134	47,270
Vale Operações Ferroviarias	59,887	11,308	134,910	11,308
Vale Potassio Nordeste	47,751	—	44,641
Others	150,954	209,692	137,750	173,776
Total	15,258,217	3,748,669	15,248,556	3,007,077

Current	15,258,217	3,134,853	15,248,556	2,561,308
Non-current	—	613,816	—	445,769
Total	15,258,217	3,748,669	15,248,556	3,007,077

	Parent Company
	Liabilities
	March 31, 2012 (unaudited)		December 31, 2011
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	82,520	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	36,573	—	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	190,935	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	10,594	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	31,210	21,201	2,475	21,201
Companhia Portuária Baía de Sepetiba - CPBS	89,921	—	58,360	—
Ferrovia Centro - Atlântica S.A.	16,093	6	18,708	6
Minerações Brasileiras Reunidas S.A. - MBR	428,140	155	44,045	155
Mineração Rio do Norte S.A.	1	—	—	—
MRS Logistica S.A.	91,412	—	36,863	—
Mitsui & CO, LTD	96,445	—	68,643	—
Vale International S.A.	35,888	34,048,903	8,452	33,581,838
Vale Mina do Azul	25,503	—	151,770	—
Vale Operações Ferroviarias	84	—	—	—
Vale Potassio Nordeste	36,718	—	36,712	—
Others	139,743	9,755	98,571	9,949
Total	1,311,780	34,080,020	874,278	33,613,149

Current	1,311,780	5,227,391	874,278	4,959,017
Non-current	—	28,852,629	—	28,654,132
Total	1,311,780	34,080,020	874,278	33,613,149

	Consolidated
	Income
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Baovale Mineração S.A.	—	—	1,704
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	267	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	263,204	276,325	309,617
Log-in S.A.	34	1,264	1,642
Mineração Rio do Norte S.A.	17	30	32
MRS Logistica S.A.	7,095	6,911	6,219
Samarco Mineração S.A.	170,967	169,329	226,817
Others	4,563	1,028	8,708
Total	446,147	454,887	554,739

(I) Period adjusted according to note 4.

	Consolidated
	Cost / Expense
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Baovale Mineração S.A.	10,368	10,298	9,745
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	90,864	54,742	47,084
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	190,568	431,162	363,341
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,919	49,311	58,975
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	34,069	44,800	61,921
Mineração Rio do Norte S.A.	—	—	29,335
Mitsui & Co Ttd	17,561	61,602	97,357
MRS Logistica S.A.	318,712	303,165	237,255
Samarco Mineração S.A.	—	38	—
Others	7,697	8,853	11,026
Total	682,758	963,971	916,039

(I) Period adjusted according to note 4.

	Consolidated
	Financial
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011 (I)	March 31, 2011 (I)
Baovale Mineração S.A.	—	—	4,668
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	7	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(1)	(3,694)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	9	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	11	—	—
Samarco Mineração S.A.	(60)	—	—
Others	(11,873)	22,034	(30,906)
Total	(11,906)	22,033	(29,932)

(I) Period adjusted according to note 4.

	Parent Company
	Income
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Baovale Mineração S.A.	—	—	1,704
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	267	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	255,215	270,529	302,375
Ferrovia Centro - Atlântica S.A.	20,926	41,023	48,330
Ferrovia Norte Sul S.A.	546	4,122	5,347
Vale Canada Limited	—	5,000	5,620
Minerações Brasileiras Reunidas S.A. - MBR	—	845	—
MRS Logistica S.A.	5,922	5,582	5,044
Samarco Mineração S.A.	169,332	165,751	223,333
Vale Energia S.A.	—	12,720	—
Vale International S.A.	10,016,694	15,366,630	11,370,205
Vale Manganês S.A.	2,806	—	22,386
Vale Operações Ferroviárias	55,718	155,803	—
Vale Operações Portuárias	8,876	—	—
Vale Mina do Azul	11,817	20,929	—
Others	17,399	3,925	190
Total	10,565,518	16,052,859	11,984,534

	Parent Company
	Cost / Expense
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Baovale Mineração S.A.	10,368	10,298	9,745
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	41,280	54,742	47,084
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	190,568	431,162	363,341
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,919	49,311	58,975
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	34,069	44,800	61,921
Companhia Portuária Baia de Sepetiba - CPBS	77,499	60,772	84,526
Ferrovia Centro - Atlântica S.A.	17,840	34,630	12,528
Mitsui & Co Ltd	17,561	61,602	97,357
MRS Logistica S.A.	316,126	301,569	235,713
Vale Energia S.A.	63,827	52,875	36,120
Vale Manganês S.A.	—	2,425	—
Vale Mina do Azul S.A.	6,381	119,235	—
Vale Colombia Holdings	11,918	—	—
Minerações Brasileiras Reunidas S.A. - MBR	179,685	496,007	80,000
Others	5,226	6,605	4,824
Total	985,267	1,726,033	1,092,134

	Parent Company
	Financial
	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(3,694)
Companhia Portuária Baia de Sepetiba - CPBS	—	—	3
Ferrovia Centro - Atlântica S.A.	302	—	(292)
Vale Canada Limited	—	14,785	—
Vale International S.A.	(250,321)	(247,560)	(374,606)
Sociedad Contractual Minera Tres Valles	(406)	(591)	—
Mineração Corumbaense Reunida S.A.	—	(14,059)	—
Biopalma da Amazonia S.A.	4,312	46,825	—
Others	(165)	107	(8,358)
Total	(246,278)	(200,493)	(386,947)

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of R$ 5,429,870 and R$ 1,713,767 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of R$ 62,848 and R$ 28,264. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of R$ 29,385 in March 31, 2012. The effect of these operations in results of the period was R$ 1,789.

Remuneration of key management personnel:

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Short-term benefits:	33,115	14,369	38,679
Wages or pro-labor	3,945	4,906	4,852
Direct and indirect benefits	9,590	5,015	9,123
Bonus	19,580	4,448	24,704

Long-term benefits:
Based on stock	13,043	4,579	11,186
	13,043	4,579	11,186
Termination of position	6,034	5,799	570
	52,192	24,747	50,435

31 -      Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Paulo Soares de Souza	Alternate
Renato da Cruz Gomes	Cícero da Silva
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate

Deli Soares Pereira	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eustáquio Wagner Guimarães Gomes	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	President & CEO
João Moisés de Oliveira
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Director, HR, Health & Safety, Sustainability and Energy
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Tito Botelho Martins
Sandro Kohler Marcondes	Chief Financial Officer

Advisory Committees of the Board of Directors	Eduardo de Salles Bartolomeo
Executive Director, Fertilizers and Coal
Controlling Committee
Luiz Carlos de Freitas	José Carlos Martins
Paulo Ricardo Ultra Soares	Executive Director, Ferrous and Strategy
Paulo Roberto Ferreira de Medeiros
Galib Abrahão Chaim
Executive Development Committee	Executive Director, Capital Projects Implementation
João Moisés de Oliveira
José Ricardo Sasseron	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Director, Logistics and Mineral Research

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Director, Base Metals and IT
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcus Vinicius Dias Severini
Ricardo José da Costa Flores	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lucia de Almeida Pereira Elias
Tito Botelho Martins	Chief Accountant
Eduardo de Oliveira Rodrigues Filho	CRC-RJ - 043059/O-8
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 25, 2012		Roberto Castello Branco
Director of Investor Relations